International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2018

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Contents

March 31, 2018

Management’s Discussion and Analysis

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 1

Management’s Discussion and Analysis

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal years ended June 30,
	2018	2017	2017	2016	2015	2014
Lending Highlights (Section III)

Commitments [a]	$11,558	$17,413	$22,611	$29,729	$23,528	$18,604
Gross disbursements [b]	13,781	14,172	17,861	22,532	19,012	18,761
Net disbursements [b]	4,952	7,562	8,731	13,197	9,999	8,948

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(178)	$(497)	$(497)	$(705)	$(715)	$(676)
Net income (loss)	220	(738)	(237)	495	(786)	(978)

Balance Sheet

Total assets	$429,073	$395,338	$405,898	$371,260	$343,225	$358,883
Net investment portfolio	77,430	67,430	71,667	51,760	45,105	42,708
Net loans outstanding	185,422	173,899	177,422	167,643	155,040	151,978
Borrowing portfolio	218,812	201,505	207,144	178,231	158,853	152,643

Key Management Indicators

Allocable Income (Section III)	$708	$461	$795	$593	$686	$769

Usable Equity [c] (Section IV)	$42,737	$39,245	$41,720	$39,424	$40,195	$40,467

Equity-to-loans Ratio [d] (Section IV)	22.3%	21.9%	22.8%	22.7%	25.1%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section I: Executive Summary

Section I:	Executive Summary

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2017 (FY17). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of, and for the nine months ended, March 31, 2018 and 2017, as well as for the fiscal years ended June  30, 2014-2017.

Financial Highlights

Net Income/(Loss): On a reported basis, IBRD had net income of $220 million for the first nine months of the fiscal year ending June 30, 2018 (FY18), compared to a net loss of $738 million during the same period in FY17. The change from net loss to net income between FY17 and FY18, primarily reflects lower unrealized mark-to-market losses experienced on the non-trading portfolios, and lower Board of Governors-approved and other transfers. The latter reflects the change in basis for making income transfers to the International Development Association (IDA).

Allocable Income: IBRD’s allocable income during the first nine months of FY18 was $708 million, an increase of $247 million from the same period in FY17. The higher allocable income in the first nine months of FY18 was primarily due to increases in IBRD’s business revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and fee based reimbursable revenue) and lower net non-interest expenses.

Portfolio Performance

Loans Outstanding: As of March 31, 2018, net loans outstanding were $185 billion, an increase of $8 billion or approximately 5% from June 30, 2017. The increase was mainly due to net disbursements and positive currency translation adjustments.

Investments: As of March 31, 2018, the investment portfolio stood at $77 billion, an increase of $6 billion or 8% compared to June 30, 2017, as a result of pre-funding activities and anticipation of loan disbursements in the coming months. The investments remain concentrated in the upper end of the credit spectrum, with 64% rated AA or above, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings: IBRD raised medium and long-term debt of $31 billion during the first nine months of FY18, to finance its lending activities, as well as to conduct pre-funding activities. These debt issuances resulted in a net increase of $12 billion in the portfolio during the period, from $207 billion as of June 30, 2017 to $219 billion as of March 31, 2018.

Equity: IBRD’s usable equity continues to be adequate to support current lending operations; however, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 3

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – During the first nine months of FY18, IBRD committed $12 billion to help its borrowing member countries to finance their development needs. Lending commitments (including guarantees) were 34% lower in FY18 relative to a year earlier (Table 3), mainly as a result of lower Development Policy Financing, and Investment Project Financing. This was partially offset by an increase in Program for Results (PforR) operations. At March 31, 2018, IBRD’s net loans outstanding amounted to $185 billion, a 5% increase from June 30, 2017.

In billions of U.S dollars
Commitments	Disbursements	Net Loans outstanding

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.3% as of March 31, 2018, marginally lower than the 22.8% as of June 30, 2017. The net investment portfolio reached $77 billion as of March 31, 2018. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to ensure it can meet its liquidity needs, even under potential scenarios of severe market disruptions. The borrowing portfolio was $219 billion as of March 31, 2018, an increase of $12 billion compared to June 30, 2017.

In billions of U.S dollars (except for ratio)
Equity to Loans ratio	Net Investment Portfolio	Borrowing Portfolio

Financial Results – On a reported basis, IBRD had net income of $220 million for the first nine months of FY18 compared with a net loss of $738 million during the same period in FY17. This primarily reflects lower unrealized mark-to-market losses experienced on the non-trading portfolios compared with the first nine months of FY17 (See Table 1). After the standard adjustments to arrive at allocable income, IBRD had allocable income of $708 million for the first nine months of FY18, higher by $247 million than the same period in FY17.

In millions of U.S dollars
Allocable Income

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section II: Overview

Section II:	Overview

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world, and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength to fulfill its sustainable development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge services for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 5

Management’s Discussion and Analysis	Section II: Overview

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms, and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year.

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized mark-to-market gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes going through the income statement.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Section III:	Financial Results

Summary of Financial Results

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the nine months ended March 31,	2018	2017	Variance
Interest revenue, net of funding costs
Interest margin	$882	$746	$136
Equity contribution, (including EMF)	545	544	1
Investments	175	142	33

Net interest revenue	$1,602	$1,432	$170

Provision for losses on loans and other exposures, net	(119)	(140)	21
Net non-interest expenses (Table 6)	(884)	(1,004)	120
Net other income (Table 5)	109	89	20
Board of Governors-approved and other transfers	(178)	(497)	319
Unrealized mark-to-market losses on non-trading portfolios, net [a]	(310)	(618)	308

Net Income (loss)	$220	$(738)	$958

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	—	84	(84)
Board of Governors-approved and other transfers	178	497	(319)
Unrealized mark-to-market losses on non-trading portfolios, net [a]	310	618	(308)

Allocable income	$708	$461	$247

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 14.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

At March 31, 2018, total assets increased by 5.7% from June 30, 2017. The asset growth was primarily driven by an increase in investments and net loans outstanding. In line with IBRD’s risk management strategies and consistent with the increase in borrowings, the receivable and payable from derivatives increased during the period compared with June 30, 2017. As of March 31, 2018, IBRD’s net derivative exposure, after master netting agreements and collateral, is $1,656 million, of which $118 million is commercial credit exposure (See Table 9 and Notes to Condensed Quarterly Financial Statements, Note F: Derivative Instruments).

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	March 31, 2018	June 30, 2017	Variance
Investments and due from banks	$78,909	$73,656	$5,253
Net loans outstanding	185,422	177,422	8,000
Receivable from derivatives	160,118	150,112	10,006
Other assets	4,624	4,708	(84)

Total Assets	$429,073	$405,898	$23,175

Borrowings	215,687	205,942	9,745
Payable for derivatives	165,355	153,129	12,226
Other liabilities	6,893	7,029	(136)
Equity	41,138	39,798	1,340

Total Liabilities and Equity	$429,073	$405,898	$23,175

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 7

Management’s Discussion and Analysis	Section III: Financial Results

Net Income and Allocable Income

On a reported basis, IBRD had net income of $220 million for the first nine months of FY18, compared with a net loss of $738 million during the same period in FY17. The higher net income during the first nine months of FY18 is primarily due to the lower unrealized mark-to-market losses experienced on the non-trading portfolios, and lower Board of Governors approved and other transfers. The latter mainly reflects the change in basis for making income transfers to IDA, which resulted in a transfer of $123 million being made during the nine months ended FY18, compared to a transfer of $497 million in the same period of FY17 (See Table 1).

For the first nine months of FY18, IBRD’s allocable income was $708 million, an increase of $247 million from the same period in FY17. The higher allocable income was primarily due to an increase in IBRD’s business revenue, and lower net non-interest expenses (after standard adjustments to arrive at the amount used to determine allocable income).

Results from Lending activities

Interest Margin

Net interest margin is the spread earned (revenue less associated funding costs) on loans funded by borrowings and IBRD’s equity. For the first nine months of FY18, IBRD’s net interest margin was $882 million, an increase of $136 million compared with the same period in FY17. The higher net interest margin was driven by the pricing measures adopted in FY14, as well as the increase in lending volume.

Loan Portfolio

At March 31, 2018, IBRD’s net loans outstanding amounted to $185.4 billion (Table 2), 4.5% higher compared with June 30, 2017 (Figure 3). The increase was mainly attributable to net disbursements of $5.0 billion during the period, and $3.0 billion of currency translation gains, resulting from the 8.1% appreciation of the euro against the U.S. dollar during the period.

While demand for IBRD’s loans remains high, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity. In the first nine months of FY18, IBRD had new loan commitments totaling $11.6 billion, which were 34% lower than the same period in FY17 (Table 3). The decrease in overall commitments, was reflected in a $3.4 billion decline in Development Policy Financing, and a $3.0 billion decline in Investment Project Financing. Offsetting the decreases was a $0.5 billion increase in Program for Results operations, primarily in the South Asia and Latin America & Caribbean regions.

New loan commitments in the Sustainable Development (SD), Human Development (HD) and Equitable Growth, Finance, and Institutions (EFI) global practices accounted for 69%, 19%, and 12% respectively, of total commitments. New loan commitments supporting operations in SD were largely concentrated in agriculture and energy & extractives; while those in HD and EFI were concentrated in social protection & jobs and macroeconomics, trade & investment operations, respectively.

Figure 2: Net Interest Margin

In millions of U.S. dollars

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

As shown in table 3, Middle East and North Africa had the largest share of new commitments for the first nine months of FY18, most of which financed a development policy loan supporting a large energy & extractives operation. South Asia had the second largest share of commitments.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Commitments by Region

In millions of U.S. dollars	March 31, 2018		March 31, 2017
For the nine months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$590	5%	$1,163	7%	$(573)
East Asia and Pacific	1,048	9	3,158	18	(2,110)
Europe and Central Asia	1,882	16	3,803	22	(1,921)
Latin America and the Caribbean	2,432	21	4,602	26	(2,170)
Middle East and North Africa	2,893	25	3,837	22	(944)
South Asia	2,713	24	850	5	1,863

Total	$11,558	100%	$17,413	100%	$(5,855)

Table 4: Gross Disbursements by Region

In millions of U.S. dollars	March 31, 2018		March 31, 2017
For the nine months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$660	5%	$276	2%	$384
East Asia and Pacific	2,453	18	2,892	20	(439)
Europe and Central Asia	3,439	25	2,220	16	1,219
Latin America and the Caribbean	3,396	25	3,252	23	144
Middle East and North Africa	2,790	20	4,473	32	(1,683)
South Asia	1,043	7	1,059	7	(16)

Total	$13,781	100%	$14,172	100%	$(391)

Gross disbursements during the first nine months of FY18 were $13.8 billion, 3% lower than the same period in FY17 (Table 4). This was primarily due to a $0.4 billion decline in Development Policy Financing operations during the first nine months of FY18, compared to the same period in FY17.

As shown in table 4, Europe and Central Asia had the largest share of gross disbursements during the period, which includes $1.5 billion of disbursements supporting Development Policy operations.

Results from Investing activities

Net Investment Revenue

During the first nine months of FY18, IBRD’s interest revenue from investments, net of funding costs, amounted to $175 million. This compares with $142 million during same period in FY17. The $33 million increase was primarily due to higher returns on the portfolio, compared with FY17.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of March 31, 2018, the net investment portfolio totaled $77.4 billion, with $75.6 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $71.7 billion as at June 30, 2017, with $70.1 billion representing the liquid asset portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The increased level of liquidity reflects pre-funding activities, as well as anticipation of loan disbursements for the coming months.

Figure 4: Net Investment Revenue

In millions of U.S. dollars

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 9

Management’s Discussion and Analysis	Section III: Financial Results

Results from Borrowing activities

Borrowing portfolio

As of March 31, 2018, the borrowing portfolio totaled $218.8 billion, $11.7 billion above June 30, 2017 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). This increase was due to net new issuances of $8.7 billion in anticipation of loan disbursements for the coming months as well as pre-funding activities, and currency translation losses of $2.2 billion during the period due to the appreciation of the euro against the U.S. dollar. The debt issuances during the period were highly diversified in 24 currencies, with an average maturity of 4.7 years. As of March 31, 2018, the borrowing portfolio included short-term borrowings of $9.2 billion, $1.7 billion lower compared with June 30, 2017.

Equity Contribution

Equity contribution is comprised of interest revenue earned from the Equity Management Framework (EMF), and any gains which have been realized during the period as a result of the termination of certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products. For the first nine months of FY18 the equity contribution remained stable at $545 million compared with $544 million in the same period of FY17, as a result of the EMF strategy.

Net Other Income

Table 5 below provides details on the composition of net other income for the first nine months of FY18. Loan commitment fees increased compared with FY17, as a result of the higher proportion of undisbursed loan balances, which are subject to the 25-basis point commitment fee charge as part of the FY14 pricing measures.

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of activities relating to lending, knowledge services, and other services between these two institutions. The staff costs and consultant and contractual services shown in table 6 include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

Figure 6: Borrowing Portfolio

In billions of U.S. dollars

Figure 7: Equity Contribution

In millions of U.S. dollars

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars

Net non-interest expenses decreased by $120 million during the first nine months of FY18 compared with the same period in FY17, mainly due to the $96 million decrease in pension costs as a result of the lower amortization of unrecognized net actuarial losses and service costs during the period.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Table 5: Net Other Income

In millions of U.S. dollars

For the nine months ended March 31,	2018	2017	Variance
Loan commitment fees	$65	$51	$14
Guarantee fees	8	6	2
Net earnings from Post-Employment Benefit Plan (PEBP)	32	30	2
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF)	4	5	(1)
Others	—	(3)	3

Net other income (Table 1)	$109	$89	$20

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the nine months ended March 31,	2018	2017	Variance
Administrative expenses
Staff costs	$703	$687	$16
Travel	121	118	3
Consultant and contractual services	261	268	(7)
Pension and other post-retirement benefits	204	300	(96)
Communications and technology	36	39	(3)
Equipment and buildings	90	91	(1)
Other expenses	20	24	(4)

Total administrative expenses	$1,435	$1,527	$(92)

Grant making facilities	17	18	(1)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(388)	(359)	(29)
Other revenue	(180)	(182)	2

Total revenue from externally funded activities	$(568)	$(541)	$(27)

Net non-interest expenses (Table 1)	$884	$1,004	$(120)

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts which have been realized. See Section V for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

On a reported basis, as of March 31, 2018, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost. As a result, while from an economic perspective all of IBRD’s loans, after the effect of derivatives, carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses on the statement of income, relates to the impact of the change in IBRD’s own credit. See Section V for more details.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 11

Management’s Discussion and Analysis	Section III: Financial Results

Capital Activities

The subscription periods for the General Capital Increase (GCI) and Selective Capital Increase (SCI) agreed by shareholders in 2010 have both ended, resulting in a $4,952 million increase in paid-in capital. This increase has strengthened IBRD’s usable equity, enabling it to support additional lending. Table 7 below shows the status of subscriptions and paid in capital as of March 31, 2018.

Table 7: Capital Subscriptions

In millions of U.S. dollars

	Subscribed		Paid in
	Expected	Actual	Expected	Actual
GCI	$58,400	$56,742	$3,504	$3,404
SCI	28,609	27,771	1,585	1,548

Total	$87,009	$84,513	$5,089	$4,952

During the first nine months of FY18, a total of $5,793 million was subscribed under the GCI, resulting in additional paid-in capital of $347 million.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk in operations in IBRD’s lending activities is monitored and supported by the Operations Policy and Country Services (OPCS). This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement. Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

Financial Risk

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD is also exposed to operational risk. Its operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover credit, market and operational risk inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 13

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars			Variance
As of	March 31, 2018	June 30, 2017	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,876	$15,336	$540	$327	$213
Special reserve	293	293	—	—	—
General reserve [a]	27,693	27,693	—	—	—
Cumulative translation adjustment [b]	(90)	(567)	477	—	477
Other adjustments [c]	(1,035)	(1,035)	—	—	—

Equity (usable equity)	$42,737	$41,720	$1,017	$327	$690

Loans exposure	$187,596	$179,259	$8,337	$5,149	$3,188
Present value of guarantees	2,361	1,801	560	473	87
Effective but undisbursed DDOs	4,146	4,422	(276)	(275)	(1)
Relevant accumulated provisions	(1,777)	(1,631)	(146)	(120)	(26)
Deferred loan income	(456)	(451)	(5)	1	(6)
Other exposures	(626)	(516)	(110)	(184)	74

Loans (total exposure)	$191,244	$182,884	$8,360	$5,044	$3,316

Equity-to-Loans Ratio	22.3%	22.8%

a.	June 30, 2017 amount includes proposed transfer of $672 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 3, 2017.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

As shown on Table 8, IBRD’s equity-to-loans ratio marginally decreased to 22.3% as of March 31, 2018, from 22.8 % as of June 30, 2017, and remained above the 20% minimum ratio under the strategic capital adequacy framework.

In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Management of Credit and Market Risks

Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

[2]	Other exposures include Deferred Drawdown Options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of March 31, 2018.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on March 31, 2018 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $30.3 billion at March 31, 2018.

Figure 9: Country Exposures as of March 31, 2018

In billions of U.S. dollars

IBRD also entered into Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). These EEAs are treated as financial guarantees under U.S. GAAP. As of March 31, 2018, IBRD had received guarantees of $3,672 million, and provided guarantees of $3,674 million under the EEA ($3,683 million of guarantees received and $3,682 million of guarantees provided as of June 30, 2017). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of March 31, 2018, IBRD had an accumulated provision for losses on loans and other exposures of $1,820 million, which was less than 1% of these exposures, ($1,671 million as of June 30, 2017, less than 1% of total exposures).

As of March 31, 2018, only 0.2% of IBRD’s loans were in nonaccrual status, and all were related to Zimbabwe. (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

For the first nine months of FY18, IBRD had a provision for losses on loans and other exposures of $119 million, reflecting the impact of the increase in exposure during the period.

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $5.4 billion during the first nine months of FY18, to $77.4 billion as of March 31, 2018, consistent with the increase in the investment portfolio. As shown on Table 9, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 64% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 15

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars	As of March 31, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,223	$12,685	$—	$20,908	27%
AA	7,350	21,291	55	28,696	37
A	17,347	10,139	54	27,540	36
BBB	187	34	9	230		*
BB or lower/unrated	—	3	*	3		*

Total	$33,107	$44,152	$118	$77,377	100%

	As of June 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$6,914	$12,671	$—	$19,585	27%
AA	8,202	18,956	—	27,158	38
A	15,514	9,656	22	25,192	35
BBB	1	15	3	19		*
BB or lower/unrated	—	7	1	8		*

Total	$30,631	$41,305	$26	$71,962	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of March 31, 2018, the notional amounts and net fair value exposures under these agreements were $11.6 billion and $0.8 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

Affiliated Organizations: IBRD has a master derivatives agreement with IDA, which allows IBRD to intermediate derivative contracts on behalf of IDA. As of March 31, 2018, the notional amount under this agreement was $6.8 billion, and IBRD had no exposure to IDA as of this date. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of March 31, 2018, IDA was not required to post any collateral with IBRD.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. As of March 31, 2018, the notional amounts and net fair value exposures under this agreement were $3.1 billion and $0.8 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2018, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of March 31, 2018, IBRD’s condensed balance sheet includes a CVA and a DVA of $9.7 million and $66.6 million, respectively.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR). Approximately 22% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.3%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 17

Management’s Discussion and Analysis	Section V: Summary of Fair Value Results

Section V: Summary of Fair Value Results

Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

For the first nine months of FY18, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $379 million on its non-trading portfolios. See

Table 10 for details.

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Table 11).

Borrowing Portfolio

For the first nine months of FY18, IBRD experienced $278 million of unrealized mark-to-market losses on the borrowing portfolio, which is mainly comprised of unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR, and change of fair value as the instruments approach maturity, partially offset by unrealized mark-to-market gains due to the increase in interest rates. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $69 million of unrealized mark-to-market gains.

Loan Portfolio

For the first nine months of FY18, IBRD experienced $630 million of unrealized mark-to-market gains on the loan portfolio. This was mainly driven by the impact of the increase in interest rates on the loan related derivatives. For the loans, the increase in interest rates resulted in unrealized mark-to-market losses, which were partially offset by the improvement of borrowers’ credit spreads during the period. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $33 million of unrealized mark-to-market losses. See the June 30, 2017, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first nine months of FY18, IBRD experienced $731 million of unrealized mark-to-market losses on the EMF portfolio, which mainly reflected the impact of the increase in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity remained largely unchanged at approximately 3.3 years as of March 31, 2018.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

For the nine months ended March 31,	2018	2017
Borrowing portfolio	$(278)	$(405)
Loan portfolio	630	9
EMF	(731)	(1,764)

Total	$(379)	$(2,160)

a.	See Table 13 for reconciliation to the fair value comprehensive basis net income.

Table 11: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of March 31, 2018	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$5	$69
Loan portfolio	(12)	(33)
EMF	(13)	—
Investment portfolio	(1)	(3)

Total (loss)/gains	$(21)	$33

a.	After the effects of derivatives.
b.	Excludes CVA and DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.

18 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section V: Summary of Fair Value Results

As shown in Table 11, on a fair value basis, if interest rates increased by one basis point across markets, IBRD would overall experience a net unrealized mark-to-market loss of approximately $21 million as of March 31, 2018.

Figure 10 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF, and investment portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $69 million on the bonds. These would be offset by net unrealized mark-to-market losses of $64 million on the related swaps, resulting in net unrealized mark-to-market gains of $5  million for the portfolio.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 12 to 14 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Figure 10: Sensitivity to Interest Rates as of March 31, 2018

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

Tables 12: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of March 31, 2018				As of June 30, 2017
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$718	$—		$718	$683	$—		$683
Investments	78,191	—		78,191	72,973	—		72,973
Net loans outstanding	185,422	3,682		189,104	177,422	3,727		181,149
Receivable from derivatives	160,118	—		160,118	150,112	—		150,112
Other assets	4,624	—		4,624	4,708	—		4,708

Total assets	$429,073	3,682		432,755	$405,898	$3,727		$409,625

Borrowings	$215,687	11	[a]	215,698	$205,942	$13	[a]	$205,955
Payable for derivatives	165,355	—		165,355	153,129	—		153,129
Other liabilities	6,893	—		6,893	7,029	—		7,029

Total liabilities	387,935	11		387,946	366,100	13		366,113
Paid-in capital stock	16,456	—		16,456	16,109	—		16,109
Retained earnings and other equity	24,682	3,671		28,353	23,689	3,714		27,403

Total equity	41,138	3,671		44,809	39,798	3,714		43,512

Total liabilities and equity	$429,073	3,682		432,755	$405,898	$3,727		$409,625

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 19

Management’s Discussion and Analysis	Section V: Summary of Fair Value Results

Table 13: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the nine months ended March 31,	2018	2017	Variance
Net income (loss) from Table 1	$220	$(738)	$958
Fair value adjustment on loans	(75)	(1,534)	1,459
Changes to AOCI:
Currency translation adjustments	471	(198)	669
Others	122	277	(155)

Net Income (loss) on fair value comprehensive basis	$738	$(2,193)	$2,931

Table 14: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars
	For the nine months ended March 31, 2018
	Unrealized gains (losses) [a]	Realized losses	Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(281)	$(1)	$—	$4	[b]	$(278)
Loan portfolio [c]	705	—	(75)	—		630
EMF [d]	(731)	—	—	—		(731)
Asset-liability management portfolio [d]	(2)	—	—	2		—
Client operations portfolio	(1)	—	—	1		—

Total	$(310)	$(1)	$(75)	$7		$(379)

	For the nine months ended March 31, 2017
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(409)	$4	$—	$ *	[b]	$(405)
Loan portfolio [c]	1,543	—	(1,534)	—		9
EMF [d]	(1,764)	—	—	—		(1,764)
Asset-liability management portfolio [d]	(4)	—	—	4		—
Client operations portfolio	16	—	—	(16)		—

Total	$(618)	$4	$(1,534)	$(12)		$(2,160)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	indicates amount less than $0.5 million

20 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

Management’s Discussion and Analysis	Section VI: Governance

Section VI: Governance

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 is the final year of KPMG LLP’s second term as IBRD’s external auditor.

On November 28, 2017, following a mandatory rebidding of the external audit contract, IBRD’s Executive Directors approved the appointment of Deloitte as IBRD’s external auditor for a five-year term commencing FY19.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018 21

Management’s Discussion and Analysis

Tables, Figures and Boxes

22 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2018

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2018

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 23

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2018 (Unaudited)	June 30, 2017 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$611	$613
Restricted cash	107	70

	718	683

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $26 million—March 31, 2018; $20 million—June 30, 2017)—Notes C and K	77,987	72,752
Securities purchased under resale agreements—Notes C and K	204	221
Derivative assets
Investments—Notes C, F and K	50,574	42,630
Loans—Notes D, F and K	4,991	4,603
Client operations—Notes D, F, I and K	20,299	22,842
Borrowings—Notes E, F and K	83,150	78,824
Others—Notes F and K	1,104	1,213

	160,118	150,112

Loans outstanding—Notes D, I and K
Total loans	249,632	245,043
Less undisbursed balance	(62,036)	(65,588)

Loans outstanding	187,596	179,455
Less:
Accumulated provision for loan losses	(1,718)	(1,582)
Deferred loan income	(456)	(451)

Net loans outstanding	185,422	177,422
Other assets—Notes C, D, E and I	4,624	4,708

Total assets	$429,073	$405,898

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

	March 31, 2018 (Unaudited)	June 30, 2017 (Unaudited)
Liabilities
Borrowings—Notes E and K	$215,687	$205,942
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	179	373
Derivative liabilities
Investments—Notes C, F and K	51,468	43,713
Loans—Notes D, F and K	5,860	5,712
Client operations—Notes D, F, I and K	20,333	22,866
Borrowings—Notes E, F and K	86,275	80,026
Others—Notes F and K	1,419	812

	165,355	153,129

Other liabilities—Notes C, D and I	6,714	6,656

Total liabilities	387,935	366,100

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2018, and June 30, 2017)
Subscribed (2,277,364 shares—March 31, 2018, and 2,229,344 shares—June 30, 2017)	274,730	268,937
Less uncalled portion of subscriptions	(258,274)	(252,828)

Paid-in capital	16,456	16,109
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(357)	(305)
Receivable amounts to maintain value of currency holdings	(212)	(369)
Deferred amounts to maintain value of currency holdings	87	(20)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,979	27,759
Accumulated other comprehensive loss—Note J	(2,815)	(3,376)

Total equity	41,138	39,798

Total liabilities and equity	$429,073	$405,898

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 25

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2018	2017	2018	2017
Interest revenue
Loans, net—Note D	$864	$680	$2,452	$1,843
Equity management, net	62	81	188	312
Investments—Trading, net	200	126	594	387
Other, net	9	2	22	3
Borrowings, net—Note E	(736)	(496)	(1,976)	(1,280)

Interest revenue, net of borrowing expenses	399	393	1,280	1,265

Provision for losses on loans and other exposures—Note D	(27)	(23)	(121)	(141)
Non interest revenue
Revenue from externally funded activities—Note I	209	206	568	541
Commitment charges—Note D	23	18	65	51
Other, net	8	6	25	20

Total	240	230	658	612

Non interest expenses
Administrative—Note I	(417)	(418)	(1,231)	(1,227)
Pension—Note H	(68)	(100)	(204)	(300)
Contributions to special programs	(2)	1	(17)	(18)
Other	(6)	(6)	(17)	(16)

Total	(493)	(523)	(1,469)	(1,561)

Board of Governors-approved and other transfers—Note G	—	—	(178)	(497)
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	160	94	361	198
Unrealized mark-to-market losses on non-trading portfolios, net—Notes D, E, F and K	(287)	(131)	(311)	(614)

Net income (loss)	$(8)	$40	$220	$(738)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2018	2017	2018	2017
Net income (loss)	$(8)	$40	$220	$(738)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	—	1	2	2
Amortization of unrecognized net actuarial losses	34	86	101	259
Amortization of unrecognized prior service costs	6	6	18	18
Currency translation adjustment	109	46	440	(186)

Total other comprehensive income	149	139	561	93

Comprehensive income (loss)	$141	$179	$781	$(645)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2018	2017
Retained earnings at beginning of the fiscal year	$27,759	$27,996
Net income (loss) for the period	220	(738)

Retained earnings at end of the period	$27,979	$27,258

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 27

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2018	2017
Cash flows from investing activities
Loans
Disbursements	$(13,757)	$(14,137)
Principal repayments	7,489	6,610
Principal prepayments	1,340	—
Loan origination fees received	12	11
Net derivatives-loans	28	16
Other investing activities, net	(133)	(108)

Net cash used in investing activities	(5,021)	(7,608)

Cash flows from financing activities
Medium and long-term borrowings
New issues	38,349	47,862
Retirements	(27,098)	(25,112)
Net short-term borrowings	(1,439)	(70)
Net derivatives-borrowings	(660)	125
Capital subscriptions	347	234
Other capital transactions, net	(36)	(3)

Net cash provided by financing activities	9,463	23,036

Cash flows from operating activities
Net income (loss)	220	(738)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Unrealized mark-to-market losses on non-trading portfolios, net	311	614
Depreciation and amortization	600	485
Provision for losses on loans and other exposures	121	141
Changes in:
Investments-Trading, net	(5,684)	(15,112)
Other assets and liabilities	(27)	(44)

Net cash used in operating activities	(4,459)	(14,654)

Effect of exchange rate changes on unrestricted cash	15	(41)

Net (decrease) increase in unrestricted cash	(2)	733
Unrestricted cash at beginning of the fiscal year	613	1,222

Unrestricted cash at end of the period	$611	$1,955

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$3,188	$(1,171)
Investment portfolio	(5)	(123)
Borrowing portfolio	2,194	(1,129)
Capitalized loan origination fees included in total loans	24	35
Interest paid on borrowing portfolio	1,828	1,377

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2017, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2017, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent amendments in 2015 and 2016. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASUs also require additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASUs will be effective from the quarter ending September 30, 2018.

For IBRD, the revenue streams within the scope of the ASUs largely relate to the provision of technical assistance, knowledge, asset management, and trustee services to clients and donors. Based on IBRD’s assessment, less than 1% of IBRD’s revenue is affected by the new requirements, and the impact is immaterial. IBRD will adopt the ASUs in the quarter ending September 30, 2018 using a modified retrospective approach. Under the modified retrospective approach, all changes in revenue recognition will be reflected in the period of adoption of the ASUs.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASC 825). The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are reported in Other Comprehensive Income (OCI).

Upon adoption of ASC 825, IBRD elected to apply the fair value option for all of the instruments in its borrowing portfolio. As a result, starting in the quarter ending September 30, 2018, changes in the fair value of IBRD’s financial liabilities that relate to IBRD’s own credit risk will be recognized in OCI as a Debit Valuation Adjustment (DVA) on Fair Value Option Elected Liabilities. They will no longer be reported in net income. The DVA on Fair Value Option Elected Liabilities will be measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 29

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD has identified the inventory of leases within the scope of this standard, and continues to evaluate the impact of the ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of this standard on its accumulated provision for losses on loans.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current U.S. GAAP does not provide guidance. For IBRD, the ASU will be effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD has evaluated the ASU and its impact will be limited to the reclassification of certain items on the Statement of Cash Flows, with no net impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the Statement of Cash Flows. For IBRD, the ASU will be effective from the quarter ending September 30, 2018,with early adoption permitted. IBRD has evaluated the ASU and determined that there will be no material impact on its financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the Statement of Income separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective from the quarter ending September 30, 2018, with earlier application permitted. Implementation will result in a modification in the presentation of IBRD’s statement of income, with no impact on net income, as well as additional disclosures in the notes to the financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017:

	Authorized shares	Subscribed shares
As of June 30, 2016	2,307,600	2,182,854
General and Selective Capital Increase (GCI/SCI)	—	46,490

As of June 30, 2017	2,307,600	2,229,344
GCI	—	48,020

As of March 31, 2018	2,307,600	2,277,364

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

The subscription period for the General Capital Increase agreed by shareholders in 2010 ended on March 16, 2018.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2016	$263,329	$(247,524)	$15,805
GCI/SCI	5,608	(5,304)	304

As of June 30, 2017	268,937	(252,828)	16,109
GCI	5,793	(5,446)	347

As of March 31, 2018	$274,730	$(258,274)	$16,456

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of March 31, 2018, IBRD’s investments included the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of March 31, 2018 and June 30, 2017 was as follows:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Net investment portfolio
Liquid asset portfolio	$75,596	$70,061
PEBP holdings	1,363	1,173
AMC holdings	219	232
PCRF holdings	252	201

Total	$77,430	$71,667

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximates fair value. As of March 31, 2018, the Investments mainly comprise government and agency obligations, and time deposits (52% and 42%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2018, Japanese instruments represented the largest holding of a single counterparty, and amounted to 21% of the Investments–Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of March 31, 2018.

A summary of IBRD’s Investments-Trading at March 31, 2018 and June 30, 2017, is as follows:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Equity securities [a]	$710	$662
Government and agency obligations	40,327	38,820
Time deposits	32,615	28,639
Asset-backed securities (ABS)	4,022	4,398
Alternative investments [b]	313	233

Total	$77,987	$72,752

a.	Includes $275 million of investments in comingled funds at net asset value per share (NAV), related to PEBP holdings ($235 million—June 30, 2017).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 31

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Investments - Trading	$77,987	$72,752
Securities purchased under resale agreements	204	221
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(179)	(373)
Derivative assets
Currency forward contracts	25,837	18,555
Currency swaps	24,668	24,004
Interest rate swaps	69	69
Swaptions, exchange traded options and futures contracts	*	2
Other [a]	—	—

Total	50,574	42,630

Derivative liabilities
Currency forward contracts	(25,825)	(18,835)
Currency swaps	(25,566)	(24,791)
Interest rate swaps	(73)	(84)
Swaptions, exchange traded options and futures contracts	(4)	(3)
Other [a]	—	(*)

Total	(51,468)	(43,713)

Cash held in investment portfolio [b]	482	366
Receivable from investment securities traded	48	45
Payable for investment securities purchased [c]	(218)	(261)

Net investment portfolio	$77,430	$71,667

a.	These relate to To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount includes $74 million of liabilities related to PCRF payable to IFC, which is included in Other liabilities on the Condensed Balance Sheet ($56 million—June 30, 2017).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of March 31, 2018, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2017).

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and June 30, 2017. Note that the fair value of Alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$435	$—	$—	$710	[a]
Government and agency obligations	23,102	17,225	—	40,327
Time deposits	2,194	30,421	—	32,615
ABS	—	4,022	—	4,022
Alternative investments [b]	—	—	—	313

Total Investments – Trading	$25,731	$51,668	$—	$77,987

Securities purchased under resale agreements	27	177	—	204
Derivative assets-Investments
Currency forward contracts	—	25,837	—	25,837
Currency swaps	—	24,668	—	24,668
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	50,574	—	50,574

Total	$25,758	$102,419	$—	$128,765

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$27	$—	$27
Derivative liabilities-Investments
Currency forward contracts	—	25,825	—	25,825
Currency swaps	—	25,566	—	25,566
Interest rate swaps	—	73	—	73
Swaptions, exchange traded options and futures contracts	4	*	—	4
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	4	51,464	—	51,468

Payable for investments securities purchased [e]	38	—	—	38

Total	$42	$51,491	$—	$51,533

a.	Includes $275 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $152 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 33

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$427	$—	$—	$662	[a]
Government and agency obligations	24,236	14,584	—	38,820
Time deposits	2,290	26,349	—	28,639
ABS	—	4,398	—	4,398
Alternative investments [b]	—	—	—	233

Total Investments – Trading	$26,953	$45,331	$—	$72,752

Securities purchased under resale agreements	21	200	—	221
Derivative assets-Investments
Currency forward contracts	—	18,555	—	18,555
Currency swaps	—	24,004	—	24,004
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	2	—	2
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	42,630	—	42,630

Total	$26,974	$88,161	$—	$115,603

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	18,835	—	18,835
Currency swaps	—	24,791	—	24,791
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	43,712	—	43,713

Payable for investments securities purchased [e]	38	—	—	38

Total	$39	$43,733	$—	$43,772

a.	Includes $235 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $352 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the nine months ended March 31, 2018, and for the fiscal year ended June 30, 2017 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties, and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2018 and June 30, 2017.

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Collateral received
Cash	$152	$352
Securities	1,388	1,456

Total collateral received	$1,540	$1,808

Collateral permitted to be repledged	$1,540	$1,808
Amount of collateral repledged	—	—

As of March 31, 2018, IBRD had received total cash collateral of $152 million ($352 million—June 30, 2017), of which $28 million was invested in highly liquid instruments ($124 million—June 30, 2017).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2018, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2017).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 35

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$26	$20	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$27	$21	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At March 31, 2018 and June 30, 2017 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged, and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$13	$—	$13
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$27	$—	$27

In millions of U.S. dollars
	June 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2018, there were no securities purchased under resale agreements which had not settled at that date (Nil—June 30, 2017). For resale agreements, IBRD received securities with a fair value of $204 million ($220 million—June 30, 2017). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2017).

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of March 31, 2018, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of March 31, 2018, 77% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of March 31, 2018, only 0.2% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrower country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 37

The following tables provide an aging analysis of the loans outstanding as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$24,025	$24,025
Medium	—	—	—	—	—	—	76,856	76,856
High	1	—	—	—	—	1	86,279	86,280

Loans in accrual status	1	—	—	—	—	1	187,160	187,161
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$1	$—	$—	$—	$435	$436	$187,160	$187,596

In millions of U.S. dollars
	June 30, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$22,266	$22,266
Medium	—	—	—	—	—	—	76,008	76,008
High	*	—	—	—	—	*	80,746	80,746

Loans in accrual status	*	—	—	—	—	*	179,020	179,020
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$ *	$—	$—	$—	$435	$435	$179,020	$179,455

*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2018, and for the fiscal year ended June 30, 2017 are summarized below:

In millions of U.S. dollars
	March 31, 2018			June 30, 2017
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,582	$89	$1,671	$1,571	$79	$1,650
Provision - charge	110	11	121	2	9	11
Translation adjustment	26	2	28	9	1	10

Accumulated provision, end of the period/fiscal year	$1,718	$102	$1,820	$1,582	$89	$1,671

Composed of accumulated provision for losses on:
Loans in accrual status	$1,500			$1,365
Loans in nonaccrual status	218			217

Total	$1,718			$1,582

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$187,161			$179,020
Loans at amortized cost in nonaccrual status	435			435

Total	$187,596			$179,455

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantees received (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Unrealized mark-to-market gains/ (losses) on non-trading portfolios

Overdue Amounts

At March 31, 2018, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2018 and June 30, 2017, and for the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	218	217
Average recorded investment in nonaccrual loans for the period/fiscal year	435	440
Overdue amounts of nonaccrual loans:	950	919

Principal	435	435
Interest and charges	515	484

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$8	$27	$26

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 39

During the nine months ended March 31, 2018 and March 31, 2017, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2018, no interest income was recognized on loans in nonaccrual status ($4 million—nine months ended March 31, 2017).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at March 31, 2018:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$950	October 2000

Guarantees

Guarantees of $6,227 million were outstanding as of March 31, 2018 ($5,687 million—June 30, 2017). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years,and expire in decreasing amounts through 2037.

As of March 31, 2018, liabilities related to IBRD’s obligations under guarantees of $429 million ($402 million—June 30, 2017), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $94 million ($80 million—June 30, 2017).

During the nine months ended March 31, 2018 and March 31, 2017, no guarantees provided by IBRD were called.

IBRD executed several Exposure Exchange Agreements (EEA) with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are, therefore, recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the nine months ended March 31, 2018, is presented in the following table:

In millions of U.S. dollars
	March 31, 2018			June 30, 2017
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Location on Condensed Balance Sheet
Guarantee provided [a,c]	$3,674	$(256)	$(40)	$3,682	$(271)		$(40)	Other liabilities
Guarantee received [b]	(3,672)	256	42	(3,683)	271		40	Other assets

	$2	$—	$2	$(1)	$—	$	*

a.	For the nine months ended March 31, 2018, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes less than $1 million of provisions relating to Guarantee provided (Nil—nine months ended March 31,2017).
b.	For the nine months ended March 31, 2018, Other, net, line on the Condensed Statement of Income includes $2 million of Recoverable asset relating to Guarantee received ($1 million—nine months ended March 31,2017).
c.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,227 million, obligations under guarantees of $429 million and accumulated provision for guarantee losses of $94 million, respectively ($5,687 million, $402 million and $80 million, respectively—June 30, 2017).
*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

The reduction in net income for the three and nine months ended March 31, 2018 and March 31, 2017, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Interest waivers	$13	$17	$42	$52
Commitment charge waivers	*	1	*	1
Front-end fee waivers	3	3	8	9

Total	$16	$21	$50	$62

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2018, one country contributed in excess of 10 percent of total loan revenue; this amounted to $326 million.

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the nine months ended March 31, 2018 and March 31, 2017, is presented in the following table:

In millions of U.S. dollars
	March 31, 2018		March 31, 2017
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$5,009	$199	$3,983	$168
East Asia and Pacific	38,964	686	37,118	539
Europe and Central Asia	48,230	471	43,425	381
Latin America and the Caribbean	57,484	1,137	57,437	983
Middle East and North Africa	23,331	312	19,579	202
South Asia	14,578	229	14,308	171
Other [a]	—	*	200	1

Total	$187,596	$3,034	$176,050	$2,445

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $517 million from loan related derivatives ($551 million—nine months ended March 31, 2017). Includes commitment charges of $65 million ($51 million—nine months ended March 31, 2017).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

During the fiscal year ended June 30, 2017, one loan was carried at fair value and classified as Level 3. This loan was repaid in the fourth quarter of the fiscal year ended June 30, 2017. This loan had an embedded derivative and its fair value was estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield, which was used as a key input for determining the fair value of this loan, was not observable. An increase (decrease) in the yield would have resulted in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Beginning of the period/fiscal year	$—	$132	$—	$123
Total realized/unrealized gains (losses) in:
Net income	—	4	—	7
Other comprehensive income	—	2	—	8

End of the period	$—	$138	$—	$138

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 41

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three and nine months ended March 31, 2018 and March 31, 2017 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized mark-to-market Gains (Losses)	2018	2017	2018	2017
Condensed Statement of Income line
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$—	$1	$—	$1

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018		June 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$185,422	$189,104	$177,422	$181,149

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2018 and June 30, 2017, all loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2018, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Borrowings [a]	$215,687	$205,942
Currency swaps, net	1,827	1,915
Interest rate swaps, net	1,298	(713)

	$218,812	$207,144

a.	Includes $196 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($671 million—June 30, 2017).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $1,976 million ($1,280 million—nine months ended March 31, 2017) includes $1,429 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,715 million—nine months ended March 31, 2017).

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Level 1	$—	$—
Level 2	211,236	203,664
Level 3	4,451	2,278

	$215,687	$205,942

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Beginning of the period/fiscal year	$3,015	$2,090	$2,278	$2,791
Total realized/unrealized mark-to-market (losses) gains in:
Net (loss) income	(85)	60	(133)	84
Other comprehensive income	97	34	81	(75)
Issuances	1,523	225	2,166	308
Settlements	(99)	(26)	(263)	(77)
Transfers into (out of), net	—	(7)	322	(655)

End of the period	$4,451	$2,376	$4,451	$2,376

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2018 and March 31, 2017, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
Unrealized mark-to-market gains (losses)	2018	2017	2018	2017
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$96	$(44)	$214	$(24)

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2018 and March 31, 2017, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
Unrealized mark-to-market gains (losses)	2018	2017	2018	2017
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$1,484	$(184)	$2,551	$4,799

During the three and nine months ended March 31, 2018, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of March 31, 2018, were unrealized mark-to-market losses of $295 million and $507 million, respectively.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 43

During the three and nine months ended March 31, 2017, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of March 31, 2017, were unrealized mark-to-market losses of $466 million and $849 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2018, and for the fiscal year ended June 30, 2017, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2018	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), March 31, 2018	Range (average), June 30, 2017
Borrowings	$4,451	$2,278	Discounted Cash Flow	Correlations	-45% to 71% (7%)	-43% to 77% (10%)

				Interest rate volatilities	17% to 36% (28%)	15% to 36% (29%)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2018 and March 31, 2017. Transfers between Level 3 and Level 2 are due to changes in price transparency.

In millions of U.S. dollars
	Three Months Ended March 31, 2018		Nine Months Ended March 31, 2018
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$3	$(3)
Transfer (out of) into	—	—	(325)	325

	$—	$—	$(322)	$322

In millions of U.S. dollars
	Three Months Ended March 31, 2017		Nine Months Ended March 31, 2017
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$7	$(7)	$655	$(655)
Transfer (out of) into	—	—	—	—

	$7	$(7)	$655	$(655)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2018	$215,687	$223,873	$(8,186)
June 30, 2017	$205,942	$211,364	$(5,422)

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	March 31, 2018		June 30, 2017	March 31, 2018	June 30, 2017
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$	*	$2	$4	$3
Interest rate swaps		4,851	5,216	7,549	5,846
Currency swaps [a]		155,267	144,894	157,802	147,280
Other [b]		—	—	—	*

Total Derivatives		$160,118	$150,112	$165,355	$153,129

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 45

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	March 31, 2018	June 30, 2017
Investments - Trading
Interest rate swaps
Notional principal	$4,261	$7,395
Credit exposure	69	69
Currency swaps (including currency forward contracts)
Credit exposure	305	203
Swaptions, exchange traded options and futures contracts [a]
Notional long position	1,111	2,728
Notional short position	87	5,276
Credit exposure	*	2
Other derivatives [b]
Notional long position	—	28
Notional short position	—	—
Credit exposure	—	—
Loans
Interest rate swaps
Notional principal	24,950	24,865
Credit exposure	253	95
Currency swaps
Credit exposure	401	687
Client operations
Interest rate swaps
Notional principal	19,121	20,053
Credit exposure	781	1,155
Currency swaps
Credit exposure	1,159	1,186
Borrowings
Interest rate swaps
Notional principal	253,356	240,336
Credit exposure	2,812	3,207
Currency swaps
Credit exposure	4,964	5,199
Other derivatives
Interest rate swaps
Notional principal	157,807	153,870
Credit exposure	936	690
Currency swaps
Credit exposure	—	9

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2018 is $8,158 million ($6,083 million—June 30, 2017). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2018, the amount of collateral that would need to be posted would be $4,352 million ($2,463 million—June 30, 2017). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $8,158 million ($6,083 million—June 30, 2017). In contrast, IBRD received collateral totaling $1,540 million as of March 31, 2018 ($1,808 million—June 30, 2017), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2018, and March 31, 2017, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Statement of Income line	Unrealized mark-to-market gains (losses)
		Three Months Ended March 31,		Nine Months Ended March 31,
		2018	2017	2018	2017
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(1,391)	$10	$(2,211)	$(4,620)
Currency swaps (including currency forward contracts and structured swaps)		(380)	42	(651)	(794)

Total		$(1,771)	$52	$(2,862)	$(5,414)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments–Trading portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains [a]
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Type of instrument
Fixed income (including associated derivatives)	$160	$77	$331	$163
Equity	*	17	30	35

Total	$160	$94	$361	$198

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of March 31, 2018 and June 30, 2017. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 47

In millions of U.S. dollars
	March 31, 2018
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$19,253	$(14,402)	$4,851	$38,999	$(31,450)	$7,549
Currency swaps [a]	155,267	—	155,267	157,802	—	157,802
Other [b]	*	—	*	4	—	4

Total	$174,520	$(14,402)	$160,118	$196,805	$(31,450)	$165,355

Amounts subject to legally enforceable master netting agreements [c]			(157,130)			(157,130)

Net derivative positions at counterparty level before collateral			2,988			8,225

Less:
Cash collateral received [d]			152
Securities collateral received [d]			1,180

Net derivative exposure after collateral			$1,656

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	June 30, 2017
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,061	$(15,845)	$5,216	$29,511	$(23,665)	$5,846
Currency swaps [a]	144,894	—	144,894	147,280	—	147,280
Other [b]	2	—	2	5	(2)	3

Total	$165,957	$(15,845)	$150,112	$176,796	$(23,667)	$153,129

Amounts subject to legally enforceable master netting agreements [c]			(146,946)			(146,946)

Net derivative positions at counterparty level before collateral			3,166			6,183

Less:
Cash collateral received [d]			304
Securities collateral received [d]			1,015

Net derivative exposure after collateral			$1,847

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and June 30, 2017 is as follows:

In millions of U.S. dollars	Fair Value Measurements on a Recurring Basis March 31, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$25,837	$—	$25,837
Currency swaps		—	24,668	—	24,668
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	*	—	*
Other [a]		—	—	—	—

		*	50,574	—	50,574

Loans
Currency swaps		—	4,510	228	4,738
Interest rate swaps		—	253	—	253

		—	4,763	228	4,991

Client operations
Currency swaps		—	19,518	—	19,518
Interest rate swaps		—	781	—	781

		—	20,299	—	20,299

Borrowings
Currency swaps		—	78,858	1,480	80,338
Interest rate swaps		—	2,735	77	2,812

		—	81,593	1,557	83,150

Others
Currency swaps		—	168	—	168
Interest rate swaps		—	936	—	936

		—	1,104	—	1,104

Total derivative assets	$	*	$158,333	$1,785	$160,118

Derivative Liabilities:
Investments
Currency forward contracts		$—	$25,825	$—	$25,825
Currency swaps		—	25,566	—	25,566
Interest rate swaps		—	73	—	73
Swaptions, exchange traded options and futures contracts		4	*	—	4
Other [a]		—	—	—	—

		4	51,464	—	51,468

Loans
Currency swaps		—	4,308	252	4,560
Interest rate swaps		—	1,300	—	1,300

		—	5,608	252	5,860

Client operations
Currency swaps		—	19,514	—	19,514
Interest rate swaps		—	785	34	819

		—	20,299	34	20,333

Borrowings
Currency swaps		—	80,698	1,467	82,165
Interest rate swaps		—	3,911	199	4,110

		—	84,609	1,666	86,275

Others
Currency swaps		—	172	—	172
Interest rate swaps		—	1,247	—	1,247

		—	1,419	—	1,419

Total derivative liabilities		$4	$163,399	$1,952	$165,355

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 49

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,555	$—	$18,555
Currency swaps		—	24,004	—	24,004
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	2	—	2
Other [a]		—	—	—	—

		*	42,630	—	42,630

Loans
Currency swaps		—	4,272	236	4,508
Interest rate swaps		—	95	—	95

		—	4,367	236	4,603

Client operations
Currency swaps		—	21,687	—	21,687
Interest rate swaps		—	1,155	—	1,155

		—	22,842	—	22,842

Borrowings
Currency swaps		—	74,387	1,230	75,617
Interest rate swaps		—	3,169	38	3,207

		—	77,556	1,268	78,824

Others
Currency swaps		—	523	—	523
Interest rate swaps		—	690	—	690

		—	1,213	—	1,213

Total derivative assets	$	*	$148,608	$1,504	$150,112

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,835	$—	$18,835
Currency swaps		—	24,791	—	24,791
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	2	—	3
Other [a]		—	*	—	*

		1	43,712	—	43,713

Loans
Currency swaps		—	3,657	238	3,895
Interest rate swaps		—	1,817	—	1,817

		—	5,474	238	5,712

Client operations
Currency swaps		—	21,679	—	21,679
Interest rate swaps		—	1,161	26	1,187

		—	22,840	26	22,866

Borrowings
Currency swaps		—	76,337	1,195	77,532
Interest rate swaps		—	2,374	120	2,494

		—	78,711	1,315	80,026

Others
Currency swaps		—	548	—	548
Interest rate swaps		—	264	—	264

		—	812	—	812

Total derivative liabilities		$1	$151,549	$1,579	$153,129

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Three Months Ended March 31, 2018			Nine Months Ended March 31, 2018
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$7	$(106)	$(99)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(64)	(10)	(74)	(81)	(98)	(179)
Other comprehensive income (loss)	45	(1)	44	44	(* )	44
Issuances	*	(72)	(72)	(11)	(145)	(156)
Settlements	1	33	34	8	196	204
Transfers, net	—	—	—	(4)	(1)	(5)

End of the period	$(11)	$(156)	$(167)	$(11)	$(156)	$(167)

In millions of U.S. dollars
	Three Months Ended March 31, 2017			Nine Months Ended March 31, 2017
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(15)	$(164)	$(179)	$165	$(97)	$68
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(8)	26	18	(25)	13	(12)
Other comprehensive income (loss)	26	—	26	(87)	(1)	(88)
Issuances	(2)	(2)	(4)	(1)	(2)	(3)
Settlements	—	1	1	(5)	2	(3)
Transfers, net	3	—	3	(43)	(54)	(97)

End of the period	$4	$(139)	$(135)	$4	$(139)	$(135)

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2018 and March 31, 2017, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized mark-to-market gains (losses)	2018	2017	2018	2017
Condensed Statement of Income line Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(92)	$13	$(208)	$(33)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 51

The following table provides details of all inter-level transfers during the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Three Months Ended March 31, 2018		Nine Months Ended March 31, 2018
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$35	$(35)
Transfer (out of) into	—	—	(5)	5

	—	—	30	(30)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$(31)	$31
Transfer out of (into)	—	—	6	(6)

	—	—	(25)	25

Transfers, net	$—	$—	$5	$(5)

In millions of U.S. dollars
	Three Months Ended March 31, 2017		Nine Months Ended March 31, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$7	$(7)	$292	$(292)
Transfer (out of) into	—	—	—	—

	7	(7)	292	(292)

Derivative liabilities, net
Transfer (into) out of	$(10)	$10	$(195)	$195
Transfer out of (into)	—	—	—	—

	(10)	10	(195)	195

Transfers, net	$(3)	$3	$97	$(97)

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2018	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), March 31, 2018	Range (average), June 30, 2017
Currency swaps, Interest rate swaps	($167)	($75)	Discounted Cash Flow	Correlations	-45% to 71% (7%)	-43% to 77% (10%)
				Interest rate volatilities	17% to 36% (28%)	15% to 36% (29%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 3, 2017, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2017, an increase in General Reserve by $672 million and a decrease in the Pension Reserve by $128 million.

On September 8, 2017, IBRD’s Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 9, 2017.

On October 13, 2017, IBRD’s Board of Governors approved a transfer to International Development Association (IDA) of $123 million out of the net income earned in the fiscal year ended June 30, 2017. The transfer to IDA was made on October 24, 2017.

Retained earnings comprised the following components at March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018	June 30, 2017
Special reserve	$293	$293
General reserve	27,693	27,021
Pension reserve	810	938
Surplus	216	271
Cumulative fair value adjustments [a]	(1,467)	(1,048)
Unallocated net income	397	260
Restricted retained earnings	37	24

Total	$27,979	$27,759

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2018 and March 31, 2017.

In millions of U.S. dollars
	Three Months Ended March 31, 2018				Nine Months Ended March 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$114	$30	$20	$164	$342	$92	$59	$493
Interest cost	161	29	15	205	486	85	45	616
Expected return on plan assets	(225)	(36)	—	(261)	(676)	(107)	—	(783)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	20	—	14	34	58	—	43	101

Net periodic pension cost [b]	$71	$27	$50	$148	$213	$83	$149	$445

of which:
IBRD’s share [b]	$33	$12	$23	$68	$98	$38	$68	$204
IDA’s share	$38	$15	$27	$80	$115	$45	$81	$241

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 53

In millions of U.S. dollars
	Three Months Ended March 31, 2017				Nine Months Ended March 31, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$118	$32	$19	$169	$354	$97	$56	$507
Interest cost	151	27	12	190	453	81	38	572
Expected return on plan assets	(214)	(32)	—	(246)	(643)	(98)	—	(741)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	65	6	15	86	196	18	45	259

Net periodic pension cost [b]	$121	$37	$47	$205	$363	$111	$141	$615

of which:
IBRD’s share [b]	$59	$18	$23	$100	$177	$54	$69	$300
IDA’s share	$62	$19	$24	$105	$186	$57	$72	$315

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At March 31, 2018 and June 30, 2017, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2018				June 30, 2017
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$—	$—	$—	$—	$196	$—	$196
Administrative Services	305	30	8	343	368	53	12	433
Derivative Transactions [a]
Receivable	5,558	—	—	5,558	6,559	—	—	6,559
Payable	(5,752)	—	—	(5,752)	(6,717)	—	—	(6,717)
Pension and Other Postretirement Benefits	(689)	(314)	(12)	(1,015)	(695)	(289)	(11)	(995)
Investments	—	(74)	—	(74)	—	(56)	—	(56)

	$(578)	$(358)	$(4)	$(940)	$(485)	$(96)	$1	$(580)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

Loans and Other Exposures

On July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan was repaid in August 2017.

In addition, IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31, 2018 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an EEA with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2018, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2million—June 30, 2017), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2017). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2017).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2018, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $406 million and $1,264 million, respectively ($399 million and $1,240 million, respectively—three and nine months ended March 31, 2017).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three and nine months ended March 31, 2018, IBRD’s other revenue is net of revenue allocated to IDA of $67 million and $185 million ($64 million and $164 million—three and nine months ended March 31, 2017), respectively.

For the three and nine months ended March 31, 2018 and March 31, 2017, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Fees charged to IFC	$16	$17	$47	$48
Fees charged to MIGA	1	2	3	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 55

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Nine Months Ended March 31, 2018
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$440	$—		$440	$486
Cumulative Effect of Change in Accounting Principle [a]	500		—		—	500
Reclassification [a]	(505)	—	2	[b]	2	(503)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	—	101	[c]	101	(3,156)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	18	[c]	18	(142)

Total Accumulated Other Comprehensive Loss	$(3,376)	$440	$121		$561	$(2,815)

In millions of U.S. dollars
	Nine Months Ended March 31, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(186)	$—		$(186)	$(321)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	2	[b]	2	(505)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	259	[c]	259	(5,541)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	18	[c]	18	(166)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(186)	$279		$93	$(6,033)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2018 and June 30, 2017:

In millions of U.S. dollars
	March 31, 2018			June 30, 2017
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$718	$718		$683	$683
Investments-Trading (including Securities purchased under resale agreements)	78,191	78,191		72,973	72,973
Net loans outstanding	185,422	189,104		177,422	181,149
Derivative assets

Investments	50,574	50,574		42,630	42,630

Loans	4,991	4,991		4,603	4,603

Client operations	20,299	20,299		22,842	22,842

Borrowings	83,150	83,150		78,824	78,824

Others	1,104	1,104		1,213	1,213
Liabilities
Borrowings	215,687	215,698	[a]	205,942	205,955	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	179	179		373	373
Derivative liabilities

Investments	51,468	51,468		43,713	43,713

Loans	5,860	5,860		5,712	5,712

Client operations	20,333	20,333		22,866	22,866

Borrowings	86,275	86,275		80,026	80,026

Others	1,419	1,419		812	812

a.	Includes $11 million ($13 million—June 30, 2017) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2018 and June 30, 2017, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans and Other Exposures, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED) 57

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net for the three and nine months ended March 31, 2018 and March 31, 2017:

In millions of U.S. dollars
	Three Months Ended March 31, 2018			Nine Months Ended March 31, 2018
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(708)	$868	$160	$(1,046)	$1,407	$361

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	479	479 [b]	—	705	705 [b]

Equity management, net	—	(464)	(464)	—	(731)	(731)

Borrowings, including derivatives —Notes E and F	(1)	(301)	(302)[c]	(1)	(281)	(282)[c]
Other assets/liabilities derivatives	—	(1)	(1)	—	(2)	(2)
Client operations derivatives	—	1	1	—	(1)	(1)

Total	$(1)	$(286)	$(287)	$(1)	$(310)	$(311)

In millions of U.S. dollars
	Three Months Ended March 31, 2017			Nine Months Ended March 31, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$77	$17	$94	$387	$(189)	$198

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	85	85 [b]	—	1,543	1,543 [b]

Equity management, net	—	(82)	(82)	—	(1,764)	(1,764)

Borrowings, including derivatives —Notes E and F	2	(138)	(136)[c]	4	(409)	(405)[c]

Other assets/liabilities derivatives	—	(2)	(2)	—	(4)	(4)
Client operations derivatives	—	4	4	—	16	16

Total	$2	$(133)	$(131)	$4	$(618)	$(614)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $479 million and $705 million of unrealized mark-to-market gains related to derivatives associated with loans for three and nine months ended March 31, 2018, respectively (unrealized mark-to-market gains of $84 million and $1,542 million—three and nine months ended March 31, 2017, respectively).
c.	Includes $1,786 million and $2,833 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and nine months ended March 31, 2018, respectively (unrealized mark-to-market gains of $48 million and unrealized mark-to-market losses of $5,204 million—three and nine months ended March 31, 2017, respectively).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and nine months ended March 31, 2018, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

58 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2018 (UNAUDITED)

INDEPENDENT AUDITOR’S REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of March 31, 2018, the related condensed statements of income and comprehensive income for the three- and nine-month periods ended March 31, 2018 and 2017 and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2018 and 2017.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of June 30, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2017, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 3, 2017. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2017, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 7, 2018

59

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0828AUD03.30	0000015824	AUD	500,000,000.00	392,700,000.00	6-Feb-18	14-Feb-18	14-Aug-28

Sub-total New Borrowings			500,000,000.00	392,700,000.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0621BRL07.50	0000015764	BRL	75,000,000.00	23,159,942.56	9-Jan-18	17-Jan-18	9-Jun-21
BOND/SELL BRL/IBRD/GDIF/0121BRL06.76	0000015777	BRL	228,840,000.00	70,798,979.04	17-Jan-18	29-Jan-18	29-Jan-21
BOND/SELL BRL/IBRD/GDIF/0420BRL06.65	0000015783	BRL	15,000,000.00	4,640,730.14	17-Jan-18	29-Jan-18	28-Apr-20
BOND/SELL BRL/IBRD/GDIF/0122BRL08.00	0000015782	BRL	150,000,000.00	46,407,301.42	17-Jan-18	31-Jan-18	31-Jan-22

Sub-total New Borrowings			468,840,000.00	145,006,953.16

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0123CAD02.25	0000015763	CAD	1,000,000,000.00	804,569,957.36	9-Jan-18	17-Jan-18	17-Jan-23

Sub-total New Borrowings			1,000,000,000.00	804,569,957.36

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0121COP04.75	0000015781	COP	145,000,000,000.00	50,628,491.62	17-Jan-18	24-Jan-18	15-Jan-21

Sub-total New Borrowings			145,000,000,000.00	50,628,491.62

Euro Currency
BOND/SELL EUR/IBRD/NSV/0238EURSTR	0000015813	EUR	10,000,000.00	12,438,000.00	1-Feb-18	16-Feb-18	16-Feb-38
BOND/SELL EUR/IBRD/GDIF/0248EURSTR	0000015845	EUR	20,000,000.00	24,632,000.00	21-Feb-18	27-Feb-18	27-Feb-48
BOND/SELL EUR/IBRD/GDIF/0133EUR00.625	0000015850	EUR	100,000,000.00	122,865,000.00	22-Feb-18	1-Mar-18	12-Jan-33
BOND/SELL EUR/IBRD/NSV/1252EURSTR01	0000015834	EUR	10,200,000.00	12,589,350.00	14-Feb-18	8-Mar-18	30-Dec-52

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL EUR/IBRD/NSV/0353EURSTR	0000015851	EUR	50,000,000.00	61,432,500.00	22-Feb-18	14-Mar-18	14-Mar-53
BOND/SELL EUR/IBRD/GDIF/0348EURSTR	0000015889	EUR	40,000,000.00	49,302,000.00	16-Mar-18	23-Mar-18	23-Mar-48
BOND/SELL EUR/IBRD/NSV/0439EURSTR	0000015891	EUR	10,000,000.00	12,312,000.00	20-Mar-18	10-Apr-18	10-Apr-39
BOND/SELL EUR/IBRD/GDIF/0358EURSTR	0000015836	EUR	34,742,712.61	43,332,848.30	15-Feb-18	5-Mar-18	5-Mar-58
BOND/SELL EUR/IBRD/NSV/0368EURSTR	0000015864	EUR	147,054,200.74	179,178,190.89	1-Mar-18	15-Mar-18	15-Mar-68

Sub-total New Borrowings			421,996,913.35	518,081,889.19

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0122GBP01.00	0000015780	GBP	1,250,000,000.00	1,723,125,000.00	17-Jan-18	24-Jan-18	19-Dec-22

Sub-total New Borrowings			1,250,000,000.00	1,723,125,000.00

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0321HKD02.04	0000015860	HKD	900,000,000.00	114,982,912.26	28-Feb-18	8-Mar-18	8-Mar-21
BOND/SELL HKD/IBRD/GDIF/0321HKD02.09	0000015862	HKD	750,000,000.00	95,820,317.74	1-Mar-18	8-Mar-18	8-Mar-21
BOND/SELL HKD/IBRD/GDIF/0320HKD01.97	0000015876	HKD	200,000,000.00	25,511,668.40	8-Mar-18	15-Mar-18	16-Mar-20
BOND/SELL HKD/IBRD/GDIF/0320HKD01.97A	0000015877	HKD	200,000,000.00	25,511,668.40	8-Mar-18	15-Mar-18	16-Mar-20

Sub-total New Borrowings			2,050,000,000.00	261,826,566.80

Indian Rupees
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015766	INR	300,000,000.00	4,717,351.99	10-Jan-18	18-Jan-18	16-Oct-24
BOND/SELL INR/IBRD/GDIF/0125INR04.80	0000015773	INR	500,000,000.00	7,854,225.57	12-Jan-18	23-Jan-18	23-Jan-25
BOND/SELL INR/IBRD/GDIF/0121INR05.03	0000015785	INR	851,500,000.00	13,334,377.32	18-Jan-18	29-Jan-18	29-Jan-21
BOND/SELL INR/IBRD/GDIF/0121INR04.80	0000015761	INR	222,100,000.00	3,485,972.14	9-Jan-18	30-Jan-18	29-Jan-21
BOND/SELL INR/IBRD/GDIF/0225INR04.80	0000015800	INR	500,000,000.00	7,864,417.44	29-Jan-18	5-Feb-18	5-Feb-25
BOND/SELL INR/IBRD/GDIF/0125INR04.80	0000015806	INR	500,000,000.00	7,860,708.25	31-Jan-18	7-Feb-18	23-Jan-25
BOND/SELL INR/IBRD/GDIF/0228INR05.15	0000015797	INR	300,000,000.00	4,720,692.37	25-Jan-18	14-Feb-18	14-Feb-28
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015826	INR	600,000,000.00	9,336,341.71	7-Feb-18	16-Feb-18	22-Jul-21
BOND/SELL INR/IBRD/GDIF/0125INR04.80	0000015837	INR	300,000,000.00	4,693,733.87	15-Feb-18	23-Feb-18	23-Jan-25
BOND/SELL INR/IBRD/GDIF/0223INR05.75	0000015842	INR	960,900,000.00	14,963,793.51	16-Feb-18	27-Feb-18	27-Feb-23
BOND/SELL INR/IBRD/GDIF/0321INR05.00	0000015801	INR	170,000,000.00	2,673,901.93	29-Jan-18	28-Feb-18	1-Mar-21
BOND/SELL INR/IBRD/GDIF/0125INR04.80	0000015856	INR	300,000,000.00	4,624,277.46	27-Feb-18	6-Mar-18	23-Jan-25
BOND/SELL INR/IBRD/GDIF/0323INR05.45	0000015868	INR	300,000,000.00	4,599,463.40	2-Mar-18	9-Mar-18	13-Mar-23
BOND/SELL INR/IBRD/GDIF/0321INR04.86	0000015871	INR	300,000,000.00	4,607,587.16	5-Mar-18	12-Mar-18	12-Mar-21
BOND/SELL INR/IBRD/GDIF/0321INR04.88	0000015843	INR	120,000,000.00	1,851,994.75	20-Feb-18	27-Mar-18	29-Mar-21

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0321INR05.20	0000015872	INR	473,300,000.00	7,269,236.68	5-Mar-18	28-Mar-18	26-Mar-21
BOND/SELL INR/IBRD/GDIF/0323INR04.50	0000015900	INR	80,000,000.00	1,233,235.70	26-Mar-18	5-Apr-18	24-Mar-23
BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015811	INR	200,000,000.00	3,123,291.95	1-Feb-18	9-Feb-18	22-Aug-22
BOND/SELL INR/IBRD/GDIF/0323INR00.00	0000015847	INR	90,000,000.00	1,389,746.76	21-Feb-18	1-Mar-18	1-Mar-23
BOND/SELL INR/IBRD/GDIF/0724INR00.00	0000015881	INR	100,000,000.00	1,537,870.05	12-Mar-18	19-Mar-18	25-Jul-24

Sub-total New Borrowings			7,167,800,000.00	111,742,220.01

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0120JPYSTR03	0000015775	JPY	2,312,000,000.00	20,876,789.02	17-Jan-18	26-Jan-18	22-Jan-20
BOND/SELL JPY/IBRD/GDIF/0121JPYSTR06	0000015787	JPY	23,413,000,000.00	210,368,839.57	18-Jan-18	26-Jan-18	13-Jan-21
BOND/SELL JPY/IBRD/GDIF/0123JPYSTR	0000015774	JPY	1,261,000,000.00	11,396,294.62	16-Jan-18	30-Jan-18	30-Jan-23
BOND/SELL JPY/IBRD/GDIF/0248JPYSTR	0000015804	JPY	200,000,000.00	1,838,657.78	31-Jan-18	13-Feb-18	13-Feb-48
BOND/SELL JPY/IBRD/GDIF/0223JPYSTR01	0000015805	JPY	200,000,000.00	1,838,657.78	31-Jan-18	15-Feb-18	15-Feb-23
BOND/SELL JPY/IBRD/GDIF/0222JPYSTR02	0000015790	JPY	1,510,000,000.00	13,639,853.67	19-Jan-18	16-Feb-18	17-Feb-22
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR07	0000015833	JPY	4,580,000,000.00	42,654,249.13	14-Feb-18	22-Feb-18	20-Feb-20
BOND/SELL JPY/IBRD/GDIF/0221JPYSTR07	0000015789	JPY	1,655,000,000.00	14,949,640.94	19-Jan-18	23-Feb-18	25-Feb-21
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR08	0000015838	JPY	300,000,000.00	2,825,656.97	16-Feb-18	26-Feb-18	27-Feb-20
BOND/SELL JPY/IBRD/GDIF/0223JPYSTR02	0000015823	JPY	564,000,000.00	5,138,718.05	5-Feb-18	27-Feb-18	28-Feb-23
BOND/SELL JPY/IBRD/GDIF/0221JPYSTR08	0000015841	JPY	1,838,000,000.00	17,311,858.34	16-Feb-18	27-Feb-18	16-Feb-21
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR18	0000015831	JPY	1,156,000,000.00	10,540,232.51	8-Feb-18	9-Mar-18	18-Mar-21
BOND/SELL JPY/IBRD/GDIF/0348JPYSTR	0000015878	JPY	300,000,000.00	2,827,121.52	8-Mar-18	22-Mar-18	23-Mar-48
BOND/SELL JPY/IBRD/GDIF/0348JPYSTR01	0000015882	JPY	100,000,000.00	938,482.47	12-Mar-18	26-Mar-18	26-Mar-48
BOND/SELL JPY/IBRD/GDIF/0320JPYSTR16	0000015887	JPY	782,000,000.00	7,400,047.31	16-Mar-18	27-Mar-18	16-Mar-20
BOND/SELL JPY/IBRD/GDIF/0323JPYSTR11	0000015870	JPY	1,659,000,000.00	15,699,077.36	5-Mar-18	28-Mar-18	29-Mar-23
BOND/SELL JPY/IBRD/GDIF/0343JPYSTR01	0000015884	JPY	300,000,000.00	2,832,727.44	15-Mar-18	10-Apr-18	26-Mar-43
BOND/SELL JPY/IBRD/GDIF/0448JPYSTR	0000015899	JPY	300,000,000.00	2,853,474.10	26-Mar-18	16-Apr-18	17-Apr-48
BOND/SELL JPY/IBRD/GDIF/0448JPYSTR01	0000015904	JPY	300,000,000.00	2,815,183.22	29-Mar-18	23-Apr-18	23-Apr-48

Sub-total New Borrowings			42,730,000,000.00	388,745,561.81

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0221MXN07.125	0000015749	MXN	500,000,000.00	25,963,842.75	4-Jan-18	11-Jan-18	9-Feb-21
BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015747	MXN	550,000,000.00	28,322,484.96	3-Jan-18	12-Jan-18	17-Oct-19
BOND/SELL MXN/IBRD/GDIF/0123MXN07.00	0000015778	MXN	500,000,000.00	26,654,583.26	17-Jan-18	24-Jan-18	24-Jan-23
BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015855	MXN	75,000,000.00	4,017,032.22	27-Feb-18	6-Mar-18	16-Nov-19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015890	MXN	50,000,000.00	2,660,593.42	19-Mar-18	27-Mar-18	10-Jul-24

Sub-total New Borrowings			1,675,000,000.00	87,618,536.61

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0223MYR03.00	0000015821	MYR	50,000,000.00	12,822,156.69	5-Feb-18	13-Feb-18	13-Feb-23

Sub-total New Borrowings			50,000,000.00	12,822,156.69

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0523NOK01.625	0000015857	NOK	500,000,000.00	63,887,966.06	27-Feb-18	6-Mar-18	24-May-23

Sub-total New Borrowings			500,000,000.00	63,887,966.06

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0223NZD03.00	0000015788	NZD	700,000,000.00	510,545,000.00	18-Jan-18	2-Feb-18	2-Feb-23
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015848	NZD	10,000,000.00	7,340,000.00	21-Feb-18	5-Mar-18	6-Feb-27

Sub-total New Borrowings			710,000,000.00	517,885,000.00

Philipine Peso
BOND/SELL PHP/IBRD/GDIF/0223PHP03.00	0000015829	PHP	300,000,000.00	5,801,361.39	8-Feb-18	26-Feb-18	26-Feb-23
BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015846	PHP	500,000,000.00	9,590,854.16	21-Feb-18	28-Feb-18	25-Sep-20
BOND/SELL PHP/IBRD/GDIF/0423PHP04.50	0000015888	PHP	2,900,000,000.00	55,834,729.20	16-Mar-18	3-Apr-18	3-Apr-23

Sub-total New Borrowings			3,700,000,000.00	71,226,944.75

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0223RON03.00	0000015828	RON	20,000,000.00	5,259,974.23	8-Feb-18	26-Feb-18	26-Feb-23

Sub-total New Borrowings			20,000,000.00	5,259,974.23

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015762	RUB	2,000,000,000.00	35,176,586.46	9-Jan-18	17-Jan-18	23-Nov-20
BOND/SELL RUB/IBRD/GDIF/0221RUB05.50	0000015765	RUB	71,400,000.00	1,254,281.95	10-Jan-18	31-Jan-18	1-Feb-21
BOND/SELL RUB/IBRD/GDIF/0221RUB05.28	0000015819	RUB	47,400,000.00	837,049.14	5-Feb-18	22-Feb-18	26-Feb-21
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015885	RUB	500,000,000.00	8,749,671.89	15-Mar-18	22-Mar-18	23-Nov-20
BOND/SELL RUB/IBRD/GDIF/0421RUB04.86	0000015874	RUB	51,200,000.00	898,780.94	7-Mar-18	5-Apr-18	6-Apr-21

Sub-total New Borrowings			2,670,000,000.00	46,916,370.38

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/0523SEK00.50	0000015840	SEK	1,200,000,000.00	151,143,019.08	16-Feb-18	28-Feb-18	15-May-23

Sub-total New Borrowings			1,200,000,000.00	151,143,019.08

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015746	TRY	50,000,000.00	13,294,336.61	3-Jan-18	10-Jan-18	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015751	TRY	8,000,000.00	2,137,037.53	5-Jan-18	12-Jan-18	2-Nov-20
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015753	TRY	20,000,000.00	5,342,593.83	5-Jan-18	12-Jan-18	10-Dec-19
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015760	TRY	50,000,000.00	13,296,457.82	9-Jan-18	16-Jan-18	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015771	TRY	20,000,000.00	5,268,703.90	11-Jan-18	19-Jan-18	10-Dec-19
BOND/SELL TRY/IBRD/GDIF/0121TRY11.78	0000015776	TRY	229,590,000.00	60,103,667.64	17-Jan-18	29-Jan-18	29-Jan-21
BOND/SELL TRY/IBRD/GDIF/0123TRYSTR01	0000015784	TRY	130,600,000.00	34,463,649.56	18-Jan-18	29-Jan-18	10-Jan-23
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015830	TRY	5,000,000.00	1,309,071.87	8-Feb-18	15-Feb-18	2-Nov-20
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015839	TRY	125,000,000.00	33,325,335.25	16-Feb-18	1-Mar-18	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015865	TRY	50,000,000.00	13,109,596.22	1-Mar-18	8-Mar-18	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000015875	TRY	125,000,000.00	32,776,998.41	8-Mar-18	15-Mar-18	15-Mar-23
BOND/SELL TRY/IBRD/GDIF/0323TRY11.76	0000015892	TRY	40,000,000.00	10,205,383.34	22-Mar-18	29-Mar-18	29-Mar-23
BOND/SELL TRY/IBRD/GDIF/0323TRY11.916	0000015894	TRY	20,000,000.00	5,102,691.67	22-Mar-18	29-Mar-18	29-Mar-23
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015901	TRY	125,000,000.00	31,347,962.38	26-Mar-18	3-Apr-18	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015905	TRY	50,000,000.00	12,525,050.10	29-Mar-18	9-Apr-18	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015752	TRY	100,000,000.00	26,712,969.15	5-Jan-18	12-Jan-18	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0224TRY00.00	0000015802	TRY	25,000,000.00	6,615,594.28	29-Jan-18	6-Feb-18	6-Feb-24
BOND/SELL TRY/IBRD/GDIF/0222TRY00.00	0000015750	TRY	14,900,000.00	3,980,232.40	5-Jan-18	21-Feb-18	22-Feb-22
BOND/SELL TRY/IBRD/GDIF/0321TRY00.00	0000015793	TRY	35,000,000.00	9,220,839.10	23-Jan-18	8-Mar-18	9-Mar-21
BOND/SELL TRY/IBRD/GDIF/0322TRY00.00	0000015820	TRY	10,000,000.00	2,657,312.93	5-Feb-18	26-Mar-18	25-Mar-22
BOND/SELL TRY/IBRD/GDIF/0123TRYSTR	0000015734	TRY	2,000,000.00	520,291.36	19-Dec-17	30-Jan-18	31-Jan-23
BOND/SELL TRY/IBRD/GDIF/0323TRY00.00	0000015895	TRY	20,000,000.00	5,102,691.67	22-Mar-18	29-Mar-18	29-Mar-23
BOND/SELL TRY/IBRD/GDIF/0526TRY00.00	0000015903	TRY	24,000,000.00	6,022,584.69	27-Mar-18	17-May-18	18-May-26

Sub-total New Borrowings			1,279,090,000.00	334,441,051.72

United States Dollar
BOND/SELL USD/IBRD/GDIF/0721USD02.17	0000015748	USD	25,000,000.00	25,000,000.00	3-Jan-18	19-Jan-18	1-Jul-21
BOND/SELL USD/IBRD/GDIF/0128USDSTR01	0000015756	USD	20,000,000.00	20,000,000.00	8-Jan-18	26-Jan-18	26-Jan-28
BOND/SELL USD/IBRD/GDIF/0720USDFRN	0000015791	USD	100,000,000.00	100,000,000.00	22-Jan-18	29-Jan-18	29-Jul-20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0219USDFRNB	0000015792	USD	25,000,000.00	25,000,000.00	22-Jan-18	29-Jan-18	28-Feb-19
BOND/SELL USD/IBRD/GDIF/0121USDSTR03	0000015795	USD	150,000,000.00	150,000,000.00	24-Jan-18	31-Jan-18	28-Jan-21
BOND/SELL USD/IBRD/GDIF/0820USD02.235	0000015796	USD	25,000,000.00	25,000,000.00	24-Jan-18	5-Feb-18	5-Aug-20
BOND/SELL USD/IBRD/GDIF/0221USDSTR03	0000015814	USD	500,000,000.00	500,000,000.00	2-Feb-18	7-Feb-18	15-Feb-21
BOND/SELL USD/IBRD/GDIF/0221USDSTR04	0000015815	USD	400,000,000.00	400,000,000.00	2-Feb-18	7-Feb-18	15-Feb-21
BOND/SELL USD/IBRD/GDIF/0220USDSTR02	0000015816	USD	160,000,000.00	160,000,000.00	2-Feb-18	7-Feb-18	14-Feb-20
BOND/SELL USD/IBRD/GDIF/0220USDSTR03	0000015817	USD	100,000,000.00	100,000,000.00	2-Feb-18	7-Feb-18	14-Feb-20
BOND/SELL USD/IBRD/GDIF/0221USDSTR06	0000015818	USD	200,000,000.00	200,000,000.00	2-Feb-18	7-Feb-18	15-Feb-21
BOND/SELL USD/IBRD/GDIF/0225USD02.75	0000015808	USD	300,000,000.00	300,000,000.00	1-Feb-18	8-Feb-18	8-Feb-25
BOND/SELL USD/IBRD/GDIF/0225USDFRN	0000015810	USD	50,000,000.00	50,000,000.00	1-Feb-18	8-Feb-18	8-Feb-25
BOND/SELL USD/IBRD/GDIF/0221USD02.40	0000015812	USD	25,000,000.00	25,000,000.00	1-Feb-18	8-Feb-18	8-Feb-21
BOND/SELL USD/IBRD/GDIF/0223USDSTR02	0000015779	USD	100,000,000.00	100,000,000.00	17-Jan-18	9-Feb-18	9-Feb-23
BOND/SELL USD/IBRD/GDIF/0248USDSTR	0000015799	USD	20,000,000.00	20,000,000.00	26-Jan-18	9-Feb-18	9-Feb-48
BOND/SELL USD/IBRD/GDIF/0223USDSTR04	0000015807	USD	100,000,000.00	100,000,000.00	31-Jan-18	14-Feb-18	14-Feb-23
BOND/SELL USD/IBRD/GDIF/0223USDSTR03	0000015798	USD	50,000,000.00	50,000,000.00	26-Jan-18	15-Feb-18	15-Feb-23
BOND/SELL USD/IBRD/GDIF/0527USDSTR01	0000015827	USD	5,000,000.00	5,000,000.00	7-Feb-18	16-Feb-18	22-May-27
BOND/SELL USD/IBRD/GDIF/0227USDFRN	0000015767	USD	410,000,000.00	410,000,000.00	10-Jan-18	20-Feb-18	20-Feb-27
BOND/SELL USD/IBRD/GDIF/0319USDFRN01	0000015832	USD	100,000,000.00	100,000,000.00	12-Feb-18	20-Feb-18	20-Mar-19
BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000015844	USD	200,000,000.00	200,000,000.00	20-Feb-18	27-Feb-18	11-Feb-21
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000015849	USD	250,000,000.00	250,000,000.00	22-Feb-18	1-Mar-18	17-Apr-19
BOND/SELL USD/IBRD/GDIF/0319USDFRN02	0000015852	USD	225,000,000.00	225,000,000.00	23-Feb-18	2-Mar-18	26-Mar-19
BOND/SELL USD/IBRD/GDIF/0423USDSTR01	0000015866	USD	200,000,000.00	200,000,000.00	2-Mar-18	7-Mar-18	10-Apr-23
BOND/SELL USD/IBRD/GDIF/0423USDSTR02	0000015867	USD	500,000,000.00	500,000,000.00	2-Mar-18	7-Mar-18	10-Apr-23
BOND/SELL USD/IBRD/GDIF/0323USD02.72	0000015863	USD	25,000,000.00	25,000,000.00	1-Mar-18	8-Mar-18	8-Mar-23
BOND/SELL USD/IBRD/GDIF/0327USDFRN	0000015835	USD	350,000,000.00	350,000,000.00	14-Feb-18	20-Mar-18	20-Mar-27
BOND/SELL USD/IBRD/GDIF/0419USDFRNB	0000015883	USD	100,000,000.00	100,000,000.00	14-Mar-18	23-Mar-18	23-Apr-19
BOND/SELL USD/IBRD/GDIF/0519USDFRN	0000015902	USD	50,000,000.00	50,000,000.00	26-Mar-18	4-Apr-18	3-May-19
BOND/SELL USD/IBRD/GDIF/0428USDSTR02	0000015886	USD	10,000,000.00	10,000,000.00	16-Mar-18	5-Apr-18	5-Apr-28
BOND/SELL USD/IBRD/GDIF/0128USDSTR02	0000015772	USD	10,000,000.00	10,000,000.00	11-Jan-18	26-Jan-18	26-Jan-28
BOND/SELL EGP/IBRD/GDIF/0320USDSTR12	0000015906	USD	7,000,000.00	7,000,000.00	7-Mar-18	19-Mar-18	19-Mar-20
BOND/SELL USD/IBRD/GDIF/0328USDSTR02	0000015879	USD	15,000,000.00	15,000,000.00	2-Mar-18	16-Mar-18	16-Mar-28

Sub-total New Borrowings			4,807,000,000.00	4,807,000,000.00

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000015873	ZAR	40,000,000.00	3,359,580.05	7-Mar-18	16-Mar-18	26-Sep-19

Sub-total New Borrowings			40,000,000.00	3,359,580.05

Total New Borrowings				10,497,987,239.50

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0118AUD03.50	0000011924	AUD	(700,000,000.00)	(564,620,000.00)	15-Jan-13	24-Jan-13	24-Jan-18
BOND/SELL AUD/IBRD/GDIF/0118AUD03.50	0000012574	AUD	(500,000,000.00)	(403,300,000.00)	21-Aug-13	28-Aug-13	24-Jan-18
BOND/SELL AUD/IBRD/GDIF/0318AUD02.74	0000012534	AUD	(12,300,000.00)	(9,514,665.00)	2-Aug-13	29-Aug-13	1-Mar-18

Sub-total Maturing Borrowings			(1,212,300,000.00)	(977,434,665.00)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0118BRL11.00	0000008648	BRL	(33,140,000.00)	(10,463,996.46)	15-Jan-08	29-Jan-08	29-Jan-18
BOND/SELL BRL/IBRD/GDIF/0218BRL05.34	0000011943	BRL	(68,320,000.00)	(20,997,633.46)	23-Jan-13	27-Feb-13	28-Feb-18
BOND/SELL BRL/IBRD/GDIF/0318BRL05.58	0000012059	BRL	(45,300,000.00)	(13,619,554.43)	20-Feb-13	26-Mar-13	28-Mar-18
BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000012832	BRL	(50,000,000.00)	(15,858,416.06)	21-Jan-14	31-Jan-14	31-Jan-18
BOND/SELL BRL/IBRD/GDIF/0218BRL09.14	0000012836	BRL	(190,000,000.00)	(58,118,194.05)	23-Jan-14	6-Feb-14	22-Feb-18
BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000013073	BRL	(50,000,000.00)	(15,858,416.06)	9-Jun-14	16-Jun-14	31-Jan-18
BOND/SELL BRL/IBRD/GDIF/0118BRL08.55	0000013530	BRL	(91,700,000.00)	(28,954,389.73)	21-Jan-15	29-Jan-15	29-Jan-18
BOND/SELL BRL/IBRD/GDIF/0218BRL09.30	0000013460	BRL	(13,100,000.00)	(4,058,994.86)	12-Dec-14	4-Feb-15	5-Feb-18
BOND/SELL BRL/IBRD/GDIF/0218BRL08.50	0000013538	BRL	(3,000,000.00)	(930,275.83)	23-Jan-15	26-Feb-15	27-Feb-18
BOND/SELL BRL/IBRD/GDIF/0318BRL09.11	0000013675	BRL	(71,200,000.00)	(21,841,160.77)	10-Mar-15	18-Mar-15	15-Mar-18
BOND/SELL BRL/IBRD/GDIF/0318BRL09.02	0000013598	BRL	(12,000,000.00)	(3,623,626.04)	13-Feb-15	26-Mar-15	27-Mar-18
BOND/SELL BRL/IBRD/GDIF/0318BRL09.17	0000013594	BRL	(12,500,000.00)	(3,764,153.22)	12-Feb-15	30-Mar-15	29-Mar-18
BOND/SELL BRL/IBRD/GDIF/0118BRL10.14	0000013907	BRL	(43,000,000.00)	(13,577,303.80)	17-Jun-15	28-Jul-15	29-Jan-18
BOND/SELL BRL/IBRD/GDIF/0218BRL09.42	0000013990	BRL	(57,540,000.00)	(17,684,482.28)	22-Jul-15	24-Aug-15	28-Feb-18
BOND/SELL BRL/IBRD/GDIF/0318BRL09.57	0000014050	BRL	(28,580,000.00)	(8,592,646.04)	19-Aug-15	18-Sep-15	28-Mar-18
BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000014842	BRL	(50,000,000.00)	(15,858,416.06)	4-Oct-16	13-Oct-16	31-Jan-18

Sub-total Maturing Borrowings			(819,380,000.00)	(253,801,659.17)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0218EUR01.07	0000011204	EUR	(30,000,000.00)	(37,042,500.00)	7-Feb-12	17-Feb-12	20-Feb-18
BOND/SELL EUR/IBRD/GDIF/0318EUR01.10	0000011244	EUR	(20,000,000.00)	(24,597,000.00)	24-Feb-12	9-Mar-12	9-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL EUR/IBRD/GDIF/0318EUR01.05	0000011273	EUR	(15,000,000.00)	(18,495,750.00)	8-Mar-12	23-Mar-12	23-Mar-18
BOND/SELL EUR/IBRD/GDIF/0118EUR00.18	0000011884	EUR	(19,000,000.00)	(22,693,600.00)	21-Dec-12	11-Jan-13	11-Jan-18
BOND/SELL EUR/IBRD/GDIF/0318EUR00.372	0000012161	EUR	(16,000,000.00)	(19,708,800.00)	13-Mar-13	22-Mar-13	22-Mar-18
BOND/SELL EUR/IBRD/MLT/0318ITL00.00E	0000000246	EUR	(380,786,253.88)	(472,308,230.00)	26-Mar-98	26-Mar-98	26-Mar-18

Sub-total Maturing Borrowings			(480,786,253.88)	(594,845,880.00)

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0218INR04.00	0000013534	INR	(213,000,000.00)	(3,283,236.99)	21-Jan-15	26-Feb-15	27-Feb-18
BOND/SELL INR/IBRD/GDIF/0218INR05.76	0000013908	INR	(1,400,000,000.00)	(21,904,091.37)	17-Jun-15	28-Jul-15	15-Feb-18
BOND/SELL INR/IBRD/GDIF/0218INR05.64	0000013988	INR	(360,000,000.00)	(5,632,480.64)	22-Jul-15	24-Aug-15	15-Feb-18
BOND/SELL INR/IBRD/GDIF/0318INR05.58	0000014048	INR	(420,000,000.00)	(6,469,999.23)	19-Aug-15	18-Sep-15	15-Mar-18

Sub-total Maturing Borrowings			(2,393,000,000.00)	(37,289,808.23)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0118MXN03.55	0000011883	MXN	(242,490,000.00)	(13,025,192.03)	20-Dec-12	22-Jan-13	22-Jan-18
BOND/SELL MXN/IBRD/GDIF/0218MXN03.56	0000011933	MXN	(245,810,000.00)	(13,225,474.95)	17-Jan-13	13-Feb-13	13-Feb-18
BOND/SELL MXN/IBRD/GDIF/0318MXN03.17	0000012031	MXN	(327,990,000.00)	(17,598,909.69)	13-Feb-13	12-Mar-13	12-Mar-18

Sub-total Maturing Borrowings			(816,290,000.00)	(43,849,576.67)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0218NZD03.625	0000012000	NZD	(500,000,000.00)	(368,275,000.00)	5-Feb-13	20-Feb-13	20-Feb-18
BOND/SELL NZD/IBRD/GDIF/0218NZD03.625	0000012571	NZD	(350,000,000.00)	(257,792,500.00)	20-Aug-13	29-Aug-13	20-Feb-18

Sub-total Maturing Borrowings			(850,000,000.00)	(626,067,500.00)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0318RUB08.50	0000014370	RUB	(3,000,000,000.00)	(52,629,178.32)	24-Feb-16	2-Mar-16	2-Mar-18

Sub-total Maturing Borrowings			(3,000,000,000.00)	(52,629,178.32)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0318TRY08.01	0000013674	TRY	(54,750,000.00)	(14,044,223.27)	10-Mar-15	18-Mar-15	15-Mar-18
BOND/SELL TRY/IBRD/GDIF/0118TRY08.94	0000013906	TRY	(15,000,000.00)	(3,998,240.77)	17-Jun-15	27-Jul-15	24-Jan-18
BOND/SELL TRY/IBRD/GDIF/0218TRY08.94	0000013991	TRY	(20,000,000.00)	(5,291,285.25)	22-Jul-15	21-Aug-15	26-Feb-18
BOND/SELL TRY/IBRD/GDIF/0318TRY09.57	0000014049	TRY	(24,700,000.00)	(6,268,717.32)	19-Aug-15	17-Sep-15	19-Mar-18

Sub-total Maturing Borrowings			(114,450,000.00)	(29,602,466.62)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0118USD00.598	0000011836	USD	(38,000,000.00)	(38,000,000.00)	3-Dec-12	21-Dec-12	22-Jan-18
BOND/SELL USD/IBRD/GDIF/0218USDSTR02	0000013563	USD	(100,000,000.00)	(100,000,000.00)	3-Feb-15	10-Feb-15	10-Feb-18
BOND/SELL USD/IBRD/GDIF/0218USDSTR03	0000013573	USD	(150,000,000.00)	(150,000,000.00)	4-Feb-15	24-Feb-15	24-Feb-18
BOND/SELL USD/IBRD/GDIF/0118USDSTR02	0000014142	USD	(10,000,000.00)	(10,000,000.00)	19-Oct-15	26-Oct-15	26-Jan-18
BOND/SELL USD/IBRD/GDIF/0118USDSTR03	0000014157	USD	(10,000,000.00)	(10,000,000.00)	26-Oct-15	30-Oct-15	30-Jan-18
BOND/SELL USD/IBRD/GDIF/0218USD01.00	0000014195	USD	(10,000,000.00)	(10,000,000.00)	12-Nov-15	23-Nov-15	2-Feb-18
BOND/SELL USD/IBRD/GDIF/0118USD01.06	0000014227	USD	(50,000,000.00)	(50,000,000.00)	2-Dec-15	11-Dec-15	11-Jan-18
BOND/SELL USD/IBRD/GDIF/0318USD01.06	0000014396	USD	(100,000,000.00)	(100,000,000.00)	10-Mar-16	18-Mar-16	16-Mar-18
BOND/SELL USD/IBRD/GDIF/0118USDFRN	0000014669	USD	(50,000,000.00)	(50,000,000.00)	18-Jul-16	27-Jul-16	26-Jan-18
BOND/SELL USD/IBRD/GDIF/0218USDFRN	0000014715	USD	(25,000,000.00)	(25,000,000.00)	9-Aug-16	16-Aug-16	16-Feb-18
BOND/SELL USD/IBRD/GDIF/0318USD00.00	0000008041	USD	(4,000,000.00)	(4,000,000.00)	19-Jun-07	10-Jul-07	15-Mar-18
BOND/SELL USD/IBRD/GDIF/0118USDSTR01	0000011910	USD	(13,000,000.00)	(13,000,000.00)	9-Jan-13	24-Jan-13	24-Jan-18
BOND/SELL USD/IBRD/GDIF/0318USDSTR	0000012150	USD	(80,000,000.00)	(80,000,000.00)	8-Mar-13	22-Mar-13	22-Mar-18

Sub-total Maturing Borrowings			(640,000,000.00)	(640,000,000.00)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0118ZAR00.50	0000011898	ZAR	(83,000,000.00)	(6,993,272.14)	4-Jan-13	30-Jan-13	31-Jan-18
BOND/SELL ZAR/IBRD/GDIF/0118ZAR06.00	0000012724	ZAR	(100,000,000.00)	(8,014,393.85)	13-Nov-13	19-Dec-13	10-Jan-18

Sub-total Maturing Borrowings			(183,000,000.00)	(15,007,665.99)

Total Maturing Borrowings				(3,270,528,400.00)

Early Retirement

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0318BRL05.58	0000015754	BRL	(10,300,000.00)	(3,200,248.56)	5-Jan-18	12-Jan-18	28-Mar-18
BOND/BUY BRL/IBRD/GDIF/0318BRL09.57	0000015755	BRL	(16,620,000.00)	(5,163,896.22)	5-Jan-18	12-Jan-18	28-Mar-18
BOND/BUY BRL/IBRD/GDIF/0619BRL07.35	0000015768	BRL	(15,770,000.00)	(4,894,855.28)	10-Jan-18	18-Jan-18	19-Jun-19
BOND/BUY BRL/IBRD/GDIF/0519BRL07.10	0000015769	BRL	(10,740,000.00)	(3,333,591.99)	10-Jan-18	18-Jan-18	16-May-19
BOND/BUY BRL/IBRD/GDIF/0221BRL09.60	0000015770	BRL	(12,190,000.00)	(3,783,657.95)	10-Jan-18	18-Jan-18	12-Feb-21
BOND/BUY BRL/IBRD/GDIF/0221BRL10.10	0000015786	BRL	(24,500,000.00)	(7,787,914.43)	18-Jan-18	25-Jan-18	23-Feb-21
BOND/BUY BRL/IBRD/GDIF/1020BRL09.55	0000015794	BRL	(17,220,000.00)	(5,454,631.84)	23-Jan-18	30-Jan-18	19-Oct-20

Sub-total Early Retirement			(107,340,000.00)	(33,618,796.28)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2018 through March 31 2018

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000015858	EUR	(8,200,000.00)	(10,165,540.00)	27-Feb-18	6-Mar-18	20-Dec-22
BOND/BUY EUR/IBRD/GDIF/0223EUR00.50	0000015859	EUR	(16,400,000.00)	(20,331,080.00)	27-Feb-18	6-Mar-18	13-Feb-23

Sub-total Early Retirement			(24,600,000.00)	(30,496,620.00)

Indian Rupees
BOND/BUY INR/IBRD/GDIF/0619INR05.40	0000015861	INR	(264,600,000.00)	(4,077,984.13)	28-Feb-18	7-Mar-18	19-Jun-19

Sub-total Early Retirement			(264,600,000.00)	(4,077,984.13)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0322JPYSTR13	0000015730	JPY	(380,000,000.00)	(3,374,628.12)	18-Dec-17	4-Jan-18	30-Mar-22
BOND/BUY JPY/IBRD/GDIF/1219JPYSTR02	0000015731	JPY	(850,000,000.00)	(7,548,510.28)	18-Dec-17	4-Jan-18	30-Dec-19
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR05	0000015732	JPY	(600,000,000.00)	(5,328,360.20)	18-Dec-17	4-Jan-18	30-Jun-20
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR14	0000015733	JPY	(200,000,000.00)	(1,776,120.07)	18-Dec-17	4-Jan-18	30-Mar-20
BOND/BUY JPY/IBRD/GDIF/1020JPYSTR01	0000015744	JPY	(1,975,000,000.00)	(17,849,073.66)	27-Dec-17	16-Jan-18	16-Oct-20
BOND/BUY JPY/IBRD/GDIF/1018JPYSTR	0000015745	JPY	(825,000,000.00)	(7,449,546.25)	28-Dec-17	17-Jan-18	17-Oct-18
BOND/BUY JPY/IBRD/GDIF/1120JPYSTR05	0000015803	JPY	(1,945,000,000.00)	(18,068,651.59)	30-Jan-18	13-Feb-18	13-Nov-20
BOND/BUY JPY/IBRD/GDIF/0343JPYSTR	0000015822	JPY	(500,000,000.00)	(4,731,488.05)	5-Feb-18	5-Mar-18	5-Mar-43
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR04	0000015853	JPY	(100,000,000.00)	(951,158.03)	23-Feb-18	26-Mar-18	25-Mar-33

Sub-total Early Retirement			(7,375,000,000.00)	(67,077,536.25)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1023USD00.50	0000015825	USD	(9,000,000.00)	(9,000,000.00)	7-Feb-18	14-Feb-18	2-Oct-23

Sub-total Early Retirement			(9,000,000.00)	(9,000,000.00)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000015854	ZAR	(64,360,000.00)	(5,485,009.12)	27-Feb-18	6-Mar-18	28-Mar-19
BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015757	ZAR	(85,300,000.00)	(6,954,040.56)	8-Jan-18	16-Jan-18	20-Jun-24
BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015758	ZAR	(54,700,000.00)	(4,459,390.60)	8-Jan-18	16-Jan-18	20-Jun-24
BOND/BUY ZAR/IBRD/GDIF/0924ZAR00.00	0000015759	ZAR	(136,000,000.00)	(11,087,333.13)	8-Jan-18	16-Jan-18	20-Sep-24

Sub-total Early Retirement			(340,360,000.00)	(27,985,773.41)

Total Early Retirement				(172,256,710.07)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374678	USD	128,000,000.00	128,000,000.00	3-Jan-18	3-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010374679	USD	10,000,000.00	10,000,000.00	3-Jan-18	3-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010374692	USD	7,000,000.00	7,000,000.00	3-Jan-18	3-Jan-18	6-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010374685	USD	2,000,000.00	2,000,000.00	3-Jan-18	4-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010374745	USD	1,124,000.00	1,124,000.00	4-Jan-18	4-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010374746	USD	50,000,000.00	50,000,000.00	4-Jan-18	4-Jan-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374747	USD	20,000,000.00	20,000,000.00	4-Jan-18	4-Jan-18	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010374748	USD	30,000,000.00	30,000,000.00	4-Jan-18	4-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010374749	USD	2,000,000.00	2,000,000.00	4-Jan-18	4-Jan-18	23-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS11JAN18	0010374750	USD	100,000,000.00	100,000,000.00	4-Jan-18	4-Jan-18	11-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374769	USD	17,000,000.00	17,000,000.00	4-Jan-18	4-Jan-18	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374808	USD	1,271,000.00	1,271,000.00	5-Jan-18	5-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010374815	USD	130,000,000.00	130,000,000.00	5-Jan-18	5-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010374833	USD	1,500,000.00	1,500,000.00	5-Jan-18	5-Jan-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010374834	USD	2,000,000.00	2,000,000.00	5-Jan-18	5-Jan-18	23-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374906	USD	25,000,000.00	25,000,000.00	8-Jan-18	8-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374909	USD	1,566,000.00	1,566,000.00	8-Jan-18	8-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374910	USD	32,000,000.00	32,000,000.00	8-Jan-18	8-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374913	USD	300,000,000.00	300,000,000.00	8-Jan-18	8-Jan-18	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010374916	USD	55,000,000.00	55,000,000.00	8-Jan-18	8-Jan-18	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010374945	USD	100,000,000.00	100,000,000.00	8-Jan-18	8-Jan-18	13-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374932	USD	200,000,000.00	200,000,000.00	8-Jan-18	9-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375186	USD	2,562,000.00	2,562,000.00	9-Jan-18	9-Jan-18	8-Feb-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010375187	USD	3,000,000.00	3,000,000.00	9-Jan-18	9-Jan-18	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010375192	USD	130,000,000.00	130,000,000.00	9-Jan-18	9-Jan-18	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375211	USD	10,000,000.00	10,000,000.00	9-Jan-18	9-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010375216	USD	100,000,000.00	100,000,000.00	9-Jan-18	9-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375245	USD	1,236,000.00	1,236,000.00	10-Jan-18	10-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375246	USD	5,000,000.00	5,000,000.00	10-Jan-18	10-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010375247	USD	25,000,000.00	25,000,000.00	10-Jan-18	10-Jan-18	23-May-18
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010375248	USD	10,000,000.00	10,000,000.00	10-Jan-18	10-Jan-18	14-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010375249	USD	100,000,000.00	100,000,000.00	10-Jan-18	10-Jan-18	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010375250	USD	100,000,000.00	100,000,000.00	10-Jan-18	10-Jan-18	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010375286	USD	1,000,000.00	1,000,000.00	10-Jan-18	10-Jan-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375287	USD	5,000,000.00	5,000,000.00	10-Jan-18	10-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375351	USD	1,336,000.00	1,336,000.00	11-Jan-18	11-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010375372	USD	100,000,000.00	100,000,000.00	11-Jan-18	11-Jan-18	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010375379	USD	2,339,000.00	2,339,000.00	11-Jan-18	11-Jan-18	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010375380	USD	100,000,000.00	100,000,000.00	11-Jan-18	11-Jan-18	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375381	USD	20,000,000.00	20,000,000.00	11-Jan-18	11-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375487	USD	1,000,000.00	1,000,000.00	12-Jan-18	12-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375488	USD	20,000,000.00	20,000,000.00	12-Jan-18	12-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375526	USD	300,000,000.00	300,000,000.00	16-Jan-18	16-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010375528	USD	75,000,000.00	75,000,000.00	16-Jan-18	16-Jan-18	27-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS27FEB18	0010375530	USD	50,000,000.00	50,000,000.00	16-Jan-18	16-Jan-18	27-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375532	USD	20,000,000.00	20,000,000.00	16-Jan-18	16-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010375533	USD	50,000,000.00	50,000,000.00	16-Jan-18	16-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375534	USD	2,600,000.00	2,600,000.00	16-Jan-18	16-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010375511	USD	500,000.00	500,000.00	16-Jan-18	17-Jan-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010375586	USD	100,000,000.00	100,000,000.00	17-Jan-18	17-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375624	USD	3,500,000.00	3,500,000.00	17-Jan-18	17-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010375631	USD	100,000,000.00	100,000,000.00	17-Jan-18	18-Jan-18	29-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010375693	USD	100,000,000.00	100,000,000.00	17-Jan-18	18-Jan-18	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010375830	USD	150,000,000.00	150,000,000.00	18-Jan-18	18-Jan-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375831	USD	61,000,000.00	61,000,000.00	18-Jan-18	18-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375832	USD	100,000,000.00	100,000,000.00	18-Jan-18	18-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375868	USD	20,000,000.00	20,000,000.00	19-Jan-18	19-Jan-18	23-Jan-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010375882	USD	150,000,000.00	150,000,000.00	19-Jan-18	19-Jan-18	27-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010375883	USD	5,000,000.00	5,000,000.00	19-Jan-18	19-Jan-18	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375902	USD	250,000,000.00	250,000,000.00	22-Jan-18	22-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375903	USD	200,000,000.00	200,000,000.00	22-Jan-18	22-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010375905	USD	1,000,000.00	1,000,000.00	22-Jan-18	22-Jan-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375909	USD	26,500,000.00	26,500,000.00	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010375910	USD	142,940,000.00	142,940,000.00	22-Jan-18	22-Jan-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375911	USD	34,600,000.00	34,600,000.00	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375912	USD	25,000,000.00	25,000,000.00	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010375913	USD	100,000,000.00	100,000,000.00	22-Jan-18	22-Jan-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375917	USD	20,000,000.00	20,000,000.00	22-Jan-18	22-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010375918	USD	100,000,000.00	100,000,000.00	22-Jan-18	22-Jan-18	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010375919	USD	30,000,000.00	30,000,000.00	22-Jan-18	22-Jan-18	16-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010375922	USD	150,000,000.00	150,000,000.00	22-Jan-18	22-Jan-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375927	USD	3,000,000.00	3,000,000.00	22-Jan-18	22-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010375920	USD	10,000,000.00	10,000,000.00	22-Jan-18	23-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375923	USD	10,000,000.00	10,000,000.00	22-Jan-18	23-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010375963	USD	1,751,000.00	1,751,000.00	23-Jan-18	23-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010375994	USD	40,000,000.00	40,000,000.00	23-Jan-18	23-Jan-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010376001	USD	20,000,000.00	20,000,000.00	23-Jan-18	23-Jan-18	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010375998	USD	6,000,000.00	6,000,000.00	23-Jan-18	24-Jan-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010376000	USD	8,100,000.00	8,100,000.00	23-Jan-18	24-Jan-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376167	USD	15,000,000.00	15,000,000.00	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376168	USD	35,000,000.00	35,000,000.00	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376169	USD	8,249,000.00	8,249,000.00	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376170	USD	25,000,000.00	25,000,000.00	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010376171	USD	5,000,000.00	5,000,000.00	24-Jan-18	24-Jan-18	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010376172	USD	24,000,000.00	24,000,000.00	24-Jan-18	24-Jan-18	20-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376177	USD	20,000,000.00	20,000,000.00	24-Jan-18	24-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010376195	USD	9,650,000.00	9,650,000.00	25-Jan-18	25-Jan-18	1-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376216	USD	188,000,000.00	188,000,000.00	25-Jan-18	25-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010376219	USD	5,000,000.00	5,000,000.00	25-Jan-18	25-Jan-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376220	USD	4,743,000.00	4,743,000.00	25-Jan-18	25-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010376221	USD	150,000,000.00	150,000,000.00	25-Jan-18	25-Jan-18	30-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376272	USD	100,000,000.00	100,000,000.00	26-Jan-18	26-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376295	USD	100,000,000.00	100,000,000.00	26-Jan-18	26-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376322	USD	15,000,000.00	15,000,000.00	26-Jan-18	26-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010376366	USD	90,000,000.00	90,000,000.00	29-Jan-18	29-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376367	USD	50,000,000.00	50,000,000.00	29-Jan-18	29-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376369	USD	49,000,000.00	49,000,000.00	29-Jan-18	29-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010376394	USD	50,000,000.00	50,000,000.00	29-Jan-18	29-Jan-18	12-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010376355	USD	6,000,000.00	6,000,000.00	29-Jan-18	30-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010376434	USD	2,440,000.00	2,440,000.00	30-Jan-18	30-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAY18	0010376437	USD	1,000,000.00	1,000,000.00	30-Jan-18	30-Jan-18	23-May-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376438	USD	50,000,000.00	50,000,000.00	30-Jan-18	30-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376439	USD	3,544,000.00	3,544,000.00	30-Jan-18	30-Jan-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010376440	USD	6,000,000.00	6,000,000.00	30-Jan-18	30-Jan-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376441	USD	621,239,000.00	621,239,000.00	30-Jan-18	30-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010376442	USD	115,000,000.00	115,000,000.00	30-Jan-18	30-Jan-18	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376443	USD	100,000,000.00	100,000,000.00	30-Jan-18	30-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376444	USD	10,871,000.00	10,871,000.00	30-Jan-18	30-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010376450	USD	1,000,000.00	1,000,000.00	30-Jan-18	30-Jan-18	20-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010376571	USD	5,000,000.00	5,000,000.00	31-Jan-18	31-Jan-18	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22MAR18	0010376572	USD	5,000,000.00	5,000,000.00	31-Jan-18	31-Jan-18	22-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010376573	USD	5,000,000.00	5,000,000.00	31-Jan-18	31-Jan-18	5-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS12APR18	0010376574	USD	5,000,000.00	5,000,000.00	31-Jan-18	31-Jan-18	12-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010376615	USD	5,000,000.00	5,000,000.00	31-Jan-18	31-Jan-18	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376616	USD	27,163,000.00	27,163,000.00	31-Jan-18	31-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010376659	USD	30,000,000.00	30,000,000.00	31-Jan-18	1-Feb-18	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376660	USD	25,000,000.00	25,000,000.00	31-Jan-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010376945	USD	5,034,000.00	5,034,000.00	1-Feb-18	1-Feb-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376946	USD	14,400,000.00	14,400,000.00	1-Feb-18	1-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010376962	USD	6,436,000.00	6,436,000.00	1-Feb-18	1-Feb-18	1-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376968	USD	20,000,000.00	20,000,000.00	1-Feb-18	1-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376969	USD	91,400,000.00	91,400,000.00	1-Feb-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376970	USD	69,000,000.00	69,000,000.00	1-Feb-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376971	USD	10,000,000.00	10,000,000.00	1-Feb-18	1-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376974	USD	10,000,000.00	10,000,000.00	1-Feb-18	1-Feb-18	28-Feb-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010377015	USD	10,008,000.00	10,008,000.00	2-Feb-18	2-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS13FEB18	0010377016	USD	20,000,000.00	20,000,000.00	2-Feb-18	2-Feb-18	13-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377017	USD	50,000,000.00	50,000,000.00	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010377018	USD	2,498,000.00	2,498,000.00	2-Feb-18	2-Feb-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010377019	USD	50,000,000.00	50,000,000.00	2-Feb-18	2-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377021	USD	200,000,000.00	200,000,000.00	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377022	USD	31,285,000.00	31,285,000.00	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010377049	USD	422,000,000.00	422,000,000.00	5-Feb-18	5-Feb-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377051	USD	1,140,000.00	1,140,000.00	5-Feb-18	5-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010377059	USD	100,000,000.00	100,000,000.00	5-Feb-18	5-Feb-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010377060	USD	21,802,000.00	21,802,000.00	5-Feb-18	5-Feb-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377063	USD	50,000,000.00	50,000,000.00	5-Feb-18	5-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377149	USD	3,360,000.00	3,360,000.00	6-Feb-18	6-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010377150	USD	6,300,000.00	6,300,000.00	6-Feb-18	6-Feb-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377165	USD	8,000,000.00	8,000,000.00	6-Feb-18	6-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377166	USD	39,000,000.00	39,000,000.00	6-Feb-18	6-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS9FEB18	0010377417	USD	75,000,000.00	75,000,000.00	7-Feb-18	7-Feb-18	9-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377452	USD	19,000,000.00	19,000,000.00	7-Feb-18	7-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010377453	USD	20,000,000.00	20,000,000.00	7-Feb-18	8-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377518	USD	25,000,000.00	25,000,000.00	7-Feb-18	8-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377519	USD	25,000,000.00	25,000,000.00	7-Feb-18	8-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010377563	USD	10,000,000.00	10,000,000.00	8-Feb-18	8-Feb-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010377568	USD	11,658,000.00	11,658,000.00	8-Feb-18	8-Feb-18	1-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377573	USD	25,000,000.00	25,000,000.00	8-Feb-18	8-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAY18	0010377575	USD	1,000,000.00	1,000,000.00	8-Feb-18	8-Feb-18	29-May-18
DIN/SELL USD/IBRD/DIN IBRDUS9FEB18	0010377576	USD	403,377,000.00	403,377,000.00	8-Feb-18	8-Feb-18	9-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22MAR18	0010377604	USD	21,100,000.00	21,100,000.00	8-Feb-18	8-Feb-18	22-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010377605	USD	15,000,000.00	15,000,000.00	8-Feb-18	8-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS21MAR18	0010377699	USD	500,000,000.00	500,000,000.00	8-Feb-18	9-Feb-18	21-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010377772	USD	250,000,000.00	250,000,000.00	8-Feb-18	9-Feb-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377773	USD	250,000,000.00	250,000,000.00	8-Feb-18	9-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377818	USD	25,000,000.00	25,000,000.00	9-Feb-18	9-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377974	USD	4,000,000.00	4,000,000.00	13-Feb-18	13-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377978	USD	100,000,000.00	100,000,000.00	13-Feb-18	13-Feb-18	20-Feb-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26MAR18	0010378063	USD	300,000,000.00	300,000,000.00	13-Feb-18	14-Feb-18	26-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010378101	USD	300,000,000.00	300,000,000.00	14-Feb-18	14-Feb-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010378103	USD	25,000,000.00	25,000,000.00	14-Feb-18	14-Feb-18	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010378104	USD	15,000,000.00	15,000,000.00	14-Feb-18	14-Feb-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27MAR18	0010378102	USD	300,000,000.00	300,000,000.00	14-Feb-18	15-Feb-18	27-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS28MAR18	0010378105	USD	500,000,000.00	500,000,000.00	14-Feb-18	15-Feb-18	28-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010378106	USD	500,000,000.00	500,000,000.00	14-Feb-18	15-Feb-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010378162	USD	71,000,000.00	71,000,000.00	14-Feb-18	15-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010378284	USD	5,000,000.00	5,000,000.00	15-Feb-18	15-Feb-18	19-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010378285	USD	5,000,000.00	5,000,000.00	15-Feb-18	15-Feb-18	26-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010378288	USD	30,000,000.00	30,000,000.00	15-Feb-18	15-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010378286	USD	250,000,000.00	250,000,000.00	15-Feb-18	16-Feb-18	16-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS17APR18	0010378287	USD	250,000,000.00	250,000,000.00	15-Feb-18	16-Feb-18	17-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010378854	USD	20,000,000.00	20,000,000.00	27-Feb-18	27-Feb-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010378855	USD	20,000,000.00	20,000,000.00	27-Feb-18	27-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010378859	USD	193,000,000.00	193,000,000.00	27-Feb-18	27-Feb-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAR18	0010378878	USD	5,000,000.00	5,000,000.00	27-Feb-18	27-Feb-18	7-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010378914	USD	10,000,000.00	10,000,000.00	28-Feb-18	28-Feb-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378916	USD	300,000,000.00	300,000,000.00	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378932	USD	38,260,000.00	38,260,000.00	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378937	USD	5,503,000.00	5,503,000.00	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010378939	USD	23,000,000.00	23,000,000.00	28-Feb-18	28-Feb-18	8-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378972	USD	10,000,000.00	10,000,000.00	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379255	USD	80,000,000.00	80,000,000.00	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379268	USD	82,000,000.00	82,000,000.00	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010379269	USD	41,000,000.00	41,000,000.00	1-Mar-18	1-Mar-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010379271	USD	111,000,000.00	111,000,000.00	1-Mar-18	1-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379272	USD	100,000,000.00	100,000,000.00	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010379289	USD	70,000,000.00	70,000,000.00	1-Mar-18	1-Mar-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010379290	USD	10,000,000.00	10,000,000.00	1-Mar-18	1-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010379276	USD	50,000,000.00	50,000,000.00	1-Mar-18	2-Mar-18	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010379330	USD	50,000,000.00	50,000,000.00	5-Mar-18	5-Mar-18	3-May-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010379347	USD	45,000,000.00	45,000,000.00	5-Mar-18	5-Mar-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5JUN18	0010379349	USD	3,500,000.00	3,500,000.00	5-Mar-18	5-Mar-18	5-Jun-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010379365	USD	500,000,000.00	500,000,000.00	5-Mar-18	5-Mar-18	16-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010379366	USD	500,000,000.00	500,000,000.00	5-Mar-18	5-Mar-18	16-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS13APR18	0010379474	USD	500,000,000.00	500,000,000.00	7-Mar-18	7-Mar-18	13-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS13MAR18	0010379475	USD	100,000,000.00	100,000,000.00	7-Mar-18	7-Mar-18	13-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010379510	USD	1,000,000.00	1,000,000.00	8-Mar-18	8-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010379542	USD	10,000,000.00	10,000,000.00	8-Mar-18	8-Mar-18	6-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010379552	USD	11,000,000.00	11,000,000.00	8-Mar-18	8-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAY18	0010379553	USD	11,646,000.00	11,646,000.00	8-Mar-18	8-Mar-18	30-May-18
DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010379573	USD	130,000,000.00	130,000,000.00	8-Mar-18	8-Mar-18	6-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010379665	USD	1,000,000.00	1,000,000.00	8-Mar-18	8-Mar-18	8-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010379740	USD	50,000,000.00	50,000,000.00	8-Mar-18	8-Mar-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010379558	USD	50,000,000.00	50,000,000.00	8-Mar-18	9-Mar-18	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUL18	0010379649	USD	15,000,000.00	15,000,000.00	8-Mar-18	9-Mar-18	20-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUL18	0010379650	USD	10,000,000.00	10,000,000.00	8-Mar-18	9-Mar-18	20-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS28MAR18	0010379926	USD	10,000,000.00	10,000,000.00	9-Mar-18	9-Mar-18	28-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010379930	USD	110,000,000.00	110,000,000.00	9-Mar-18	9-Mar-18	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010379932	USD	9,000,000.00	9,000,000.00	9-Mar-18	9-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS11JUN18	0010379931	USD	1,565,000.00	1,565,000.00	9-Mar-18	12-Mar-18	11-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380019	USD	100,000,000.00	100,000,000.00	12-Mar-18	12-Mar-18	27-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010380024	USD	85,000,000.00	85,000,000.00	12-Mar-18	12-Mar-18	8-May-18
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010380032	USD	200,000,000.00	200,000,000.00	12-Mar-18	12-Mar-18	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS8JUN18	0010380058	USD	1,000,000.00	1,000,000.00	12-Mar-18	12-Mar-18	8-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380181	USD	3,817,000.00	3,817,000.00	13-Mar-18	13-Mar-18	5-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010380202	USD	5,000,000.00	5,000,000.00	13-Mar-18	13-Mar-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUN18	0010380315	USD	15,000,000.00	15,000,000.00	14-Mar-18	14-Mar-18	25-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380317	USD	50,000,000.00	50,000,000.00	14-Mar-18	14-Mar-18	28-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010380324	USD	17,000,000.00	17,000,000.00	14-Mar-18	14-Mar-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAY18	0010380440	USD	10,000,000.00	10,000,000.00	14-Mar-18	15-Mar-18	15-May-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380586	USD	50,000,000.00	50,000,000.00	15-Mar-18	15-Mar-18	27-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUN18	0010380587	USD	40,000,000.00	40,000,000.00	15-Mar-18	15-Mar-18	27-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS30APR18	0010380643	USD	6,000,000.00	6,000,000.00	15-Mar-18	15-Mar-18	30-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010380645	USD	35,000,000.00	35,000,000.00	15-Mar-18	16-Mar-18	6-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010380667	USD	1,440,000.00	1,440,000.00	16-Mar-18	16-Mar-18	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010380668	USD	3,000,000.00	3,000,000.00	16-Mar-18	16-Mar-18	27-Aug-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010380670	USD	5,000,000.00	5,000,000.00	16-Mar-18	16-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19APR18	0010380646	USD	250,000,000.00	250,000,000.00	15-Mar-18	19-Mar-18	19-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380713	USD	500,000,000.00	500,000,000.00	19-Mar-18	20-Mar-18	20-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380717	USD	100,000,000.00	100,000,000.00	19-Mar-18	20-Mar-18	20-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380734	USD	100,000,000.00	100,000,000.00	20-Mar-18	20-Mar-18	28-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380744	USD	4,335,000.00	4,335,000.00	20-Mar-18	20-Mar-18	5-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS20APR18	0010380745	USD	1,502,000.00	1,502,000.00	20-Mar-18	20-Mar-18	20-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS16APR18	0010380776	USD	20,000,000.00	20,000,000.00	20-Mar-18	20-Mar-18	16-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010380777	USD	68,900,000.00	68,900,000.00	20-Mar-18	20-Mar-18	1-May-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010380718	USD	700,000.00	700,000.00	19-Mar-18	21-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010380736	USD	25,000,000.00	25,000,000.00	20-Mar-18	21-Mar-18	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010380778	USD	13,000,000.00	13,000,000.00	20-Mar-18	21-Mar-18	26-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010380899	USD	1,623,000.00	1,623,000.00	22-Mar-18	22-Mar-18	5-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010380905	USD	20,000,000.00	20,000,000.00	22-Mar-18	22-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380906	USD	20,000,000.00	20,000,000.00	22-Mar-18	22-Mar-18	3-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010380900	USD	7,249,000.00	7,249,000.00	22-Mar-18	23-Mar-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010380901	USD	9,100,000.00	9,100,000.00	22-Mar-18	23-Mar-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6APR18	0010380910	USD	500,000,000.00	500,000,000.00	22-Mar-18	23-Mar-18	6-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS28JUN18	0010380931	USD	100,000,000.00	100,000,000.00	23-Mar-18	23-Mar-18	28-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380932	USD	100,000,000.00	100,000,000.00	23-Mar-18	23-Mar-18	3-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010380933	USD	62,000,000.00	62,000,000.00	23-Mar-18	23-Mar-18	3-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS26MAR18	0010380934	USD	300,000,000.00	300,000,000.00	23-Mar-18	23-Mar-18	26-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010380935	USD	4,100,000.00	4,100,000.00	23-Mar-18	23-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010380936	USD	2,500,000.00	2,500,000.00	23-Mar-18	23-Mar-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010381018	USD	20,000,000.00	20,000,000.00	26-Mar-18	26-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010381019	USD	300,000,000.00	300,000,000.00	26-Mar-18	26-Mar-18	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS27MAR18	0010381020	USD	300,000,000.00	300,000,000.00	26-Mar-18	26-Mar-18	27-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5APR18	0010381022	USD	20,000,000.00	20,000,000.00	26-Mar-18	26-Mar-18	5-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS3MAY18	0010381024	USD	16,570,000.00	16,570,000.00	26-Mar-18	26-Mar-18	3-May-18
DIN/SELL USD/IBRD/DIN IBRDUS27APR18	0010381023	USD	500,000,000.00	500,000,000.00	26-Mar-18	27-Mar-18	27-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS25APR18	0010381025	USD	124,487,000.00	124,487,000.00	26-Mar-18	27-Mar-18	25-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS3APR18	0010381026	USD	450,000,000.00	450,000,000.00	26-Mar-18	27-Mar-18	3-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381035	USD	150,000,000.00	150,000,000.00	27-Mar-18	27-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010381040	USD	100,000,000.00	100,000,000.00	27-Mar-18	27-Mar-18	1-Aug-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381138	USD	5,000,000.00	5,000,000.00	27-Mar-18	27-Mar-18	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381036	USD	150,000,000.00	150,000,000.00	27-Mar-18	28-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381043	USD	15,000,000.00	15,000,000.00	27-Mar-18	28-Mar-18	23-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381045	USD	35,000,000.00	35,000,000.00	27-Mar-18	28-Mar-18	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS10APR18	0010381096	USD	10,000,000.00	10,000,000.00	27-Mar-18	28-Mar-18	10-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010381151	USD	16,000,000.00	16,000,000.00	28-Mar-18	28-Mar-18	29-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010381157	USD	18,000,000.00	18,000,000.00	28-Mar-18	28-Mar-18	22-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010381159	USD	50,000,000.00	50,000,000.00	28-Mar-18	28-Mar-18	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010381160	USD	1,300,000.00	1,300,000.00	28-Mar-18	28-Mar-18	10-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS21MAY18	0010381039	USD	40,000,000.00	40,000,000.00	27-Mar-18	29-Mar-18	21-May-18
DIN/SELL USD/IBRD/DIN IBRDUS26APR18	0010381154	USD	31,000,000.00	31,000,000.00	28-Mar-18	29-Mar-18	26-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS18JUN18	0010381164	USD	10,000,000.00	10,000,000.00	28-Mar-18	29-Mar-18	18-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS23APR18	0010381231	USD	25,000,000.00	25,000,000.00	29-Mar-18	29-Mar-18	23-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS25MAY18	0010381232	USD	100,000,000.00	100,000,000.00	29-Mar-18	29-Mar-18	25-May-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAY18	0010381234	USD	14,600,000.00	14,600,000.00	29-Mar-18	29-Mar-18	8-May-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381237	USD	25,950,000.00	25,950,000.00	29-Mar-18	29-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS4JUN18	0010381256	USD	25,950,000.00	25,950,000.00	29-Mar-18	29-Mar-18	4-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUN18	0010381279	USD	5,000,000.00	5,000,000.00	29-Mar-18	29-Mar-18	19-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAY18	0010381284	USD	28,390,000.00	28,390,000.00	29-Mar-18	29-Mar-18	7-May-18
DIN/SELL USD/IBRD/DIN IBRDUS18APR18	0010381370	USD	55,000,000.00	55,000,000.00	29-Mar-18	29-Mar-18	18-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010381330	USD	5,000,000.00	5,000,000.00	29-Mar-18	2-Apr-18	31-May-18
DIN/SELL USD/IBRD/DIN IBRDUS15JUN18	0010381337	USD	10,000,000.00	10,000,000.00	29-Mar-18	2-Apr-18	15-Jun-18

Sub-total New Borrowings			20,742,109,000.00	20,742,109,000.00

Total New Borrowings				20,742,109,000.00

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010362336	USD	(4,319,000.00)	(4,319,000.00)	21-Jun-17	23-Jun-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010364033	USD	(10,000,000.00)	(10,000,000.00)	17-Jul-17	19-Jul-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010365190	USD	(25,000,000.00)	(25,000,000.00)	9-Aug-17	9-Aug-17	10-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010365802	USD	(16,500,000.00)	(16,500,000.00)	23-Aug-17	23-Aug-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010366558	USD	(23,000,000.00)	(23,000,000.00)	6-Sep-17	6-Sep-17	24-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS18JAN18	0010366574	USD	(5,000,000.00)	(5,000,000.00)	6-Sep-17	6-Sep-17	18-Jan-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010367722	USD	(3,000,000.00)	(3,000,000.00)	22-Sep-17	22-Sep-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010367723	USD	(3,000,000.00)	(3,000,000.00)	22-Sep-17	22-Sep-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010367718	USD	(11,839,000.00)	(11,839,000.00)	22-Sep-17	25-Sep-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010367728	USD	(25,000,000.00)	(25,000,000.00)	22-Sep-17	25-Sep-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010367729	USD	(25,000,000.00)	(25,000,000.00)	22-Sep-17	25-Sep-17	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010368368	USD	(11,500,000.00)	(11,500,000.00)	4-Oct-17	4-Oct-17	14-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010368395	USD	(5,000,000.00)	(5,000,000.00)	4-Oct-17	4-Oct-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010368449	USD	(11,231,000.00)	(11,231,000.00)	5-Oct-17	5-Oct-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010368704	USD	(2,000,000.00)	(2,000,000.00)	6-Oct-17	6-Oct-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368743	USD	(1,500,000.00)	(1,500,000.00)	10-Oct-17	10-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368749	USD	(2,000,000.00)	(2,000,000.00)	10-Oct-17	10-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368717	USD	(42,000,000.00)	(42,000,000.00)	10-Oct-17	11-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010368817	USD	(1,000,000.00)	(1,000,000.00)	11-Oct-17	11-Oct-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010368861	USD	(5,000,000.00)	(5,000,000.00)	11-Oct-17	11-Oct-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010368939	USD	(16,276,000.00)	(16,276,000.00)	12-Oct-17	12-Oct-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010368980	USD	(10,000,000.00)	(10,000,000.00)	13-Oct-17	13-Oct-17	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010368981	USD	(50,000,000.00)	(50,000,000.00)	13-Oct-17	13-Oct-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010368984	USD	(75,000,000.00)	(75,000,000.00)	13-Oct-17	13-Oct-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368987	USD	(75,000,000.00)	(75,000,000.00)	13-Oct-17	13-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010369133	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-17	17-Oct-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010369287	USD	(23,000,000.00)	(23,000,000.00)	18-Oct-17	18-Oct-17	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010369288	USD	(100,000,000.00)	(100,000,000.00)	18-Oct-17	18-Oct-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010369402	USD	(125,000,000.00)	(125,000,000.00)	19-Oct-17	19-Oct-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010369443	USD	(1,000,000.00)	(1,000,000.00)	20-Oct-17	20-Oct-17	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010369446	USD	(25,000,000.00)	(25,000,000.00)	23-Oct-17	23-Oct-17	14-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010369486	USD	(23,998,000.00)	(23,998,000.00)	24-Oct-17	24-Oct-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010369501	USD	(11,839,000.00)	(11,839,000.00)	24-Oct-17	25-Oct-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010369531	USD	(100,000,000.00)	(100,000,000.00)	24-Oct-17	25-Oct-17	24-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010369542	USD	(75,000,000.00)	(75,000,000.00)	25-Oct-17	25-Oct-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010369636	USD	(25,000,000.00)	(25,000,000.00)	26-Oct-17	26-Oct-17	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010369637	USD	(50,000,000.00)	(50,000,000.00)	26-Oct-17	26-Oct-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS18JAN18	0010369665	USD	(60,000,000.00)	(60,000,000.00)	26-Oct-17	27-Oct-17	18-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26FEB18	0010369674	USD	(40,000,000.00)	(40,000,000.00)	27-Oct-17	27-Oct-17	26-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010369733	USD	(25,000,000.00)	(25,000,000.00)	31-Oct-17	31-Oct-17	8-Jan-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010369734	USD	(50,000,000.00)	(50,000,000.00)	31-Oct-17	31-Oct-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010369784	USD	(50,000,000.00)	(50,000,000.00)	31-Oct-17	31-Oct-17	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010370028	USD	(15,800,000.00)	(15,800,000.00)	1-Nov-17	1-Nov-17	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010370029	USD	(700,000.00)	(700,000.00)	1-Nov-17	1-Nov-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010370044	USD	(1,000,000.00)	(1,000,000.00)	1-Nov-17	1-Nov-17	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010370094	USD	(6,000,000.00)	(6,000,000.00)	2-Nov-17	2-Nov-17	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010370095	USD	(4,200,000.00)	(4,200,000.00)	2-Nov-17	2-Nov-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010370126	USD	(10,000,000.00)	(10,000,000.00)	3-Nov-17	6-Nov-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010370172	USD	(200,000,000.00)	(200,000,000.00)	6-Nov-17	7-Nov-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010370352	USD	(200,000,000.00)	(200,000,000.00)	8-Nov-17	8-Nov-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010370401	USD	(100,000,000.00)	(100,000,000.00)	8-Nov-17	8-Nov-17	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010370441	USD	(5,000,000.00)	(5,000,000.00)	8-Nov-17	8-Nov-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010370511	USD	(25,000,000.00)	(25,000,000.00)	8-Nov-17	9-Nov-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010371691	USD	(135,000,000.00)	(135,000,000.00)	10-Nov-17	10-Nov-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010371692	USD	(100,000,000.00)	(100,000,000.00)	10-Nov-17	10-Nov-17	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010371698	USD	(250,000,000.00)	(250,000,000.00)	10-Nov-17	13-Nov-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010372214	USD	(129,000,000.00)	(129,000,000.00)	21-Nov-17	21-Nov-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010372212	USD	(3,700,000.00)	(3,700,000.00)	21-Nov-17	22-Nov-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010372240	USD	(5,000,000.00)	(5,000,000.00)	22-Nov-17	22-Nov-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010372241	USD	(5,000,000.00)	(5,000,000.00)	22-Nov-17	22-Nov-17	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010372242	USD	(5,000,000.00)	(5,000,000.00)	22-Nov-17	22-Nov-17	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010372260	USD	(20,000,000.00)	(20,000,000.00)	27-Nov-17	27-Nov-17	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010372284	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-17	28-Nov-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010372296	USD	(490,000,000.00)	(490,000,000.00)	28-Nov-17	29-Nov-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010372347	USD	(200,000,000.00)	(200,000,000.00)	29-Nov-17	30-Nov-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010372922	USD	(25,000,000.00)	(25,000,000.00)	1-Dec-17	1-Dec-17	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010372940	USD	(500,000,000.00)	(500,000,000.00)	1-Dec-17	1-Dec-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010372941	USD	(500,000,000.00)	(500,000,000.00)	1-Dec-17	4-Dec-17	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373020	USD	(10,000,000.00)	(10,000,000.00)	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373023	USD	(5,000,000.00)	(5,000,000.00)	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373045	USD	(100,000,000.00)	(100,000,000.00)	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010373060	USD	(3,010,000.00)	(3,010,000.00)	4-Dec-17	4-Dec-17	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010373061	USD	(20,000,000.00)	(20,000,000.00)	4-Dec-17	4-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010373063	USD	(3,500,000.00)	(3,500,000.00)	4-Dec-17	4-Dec-17	5-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010373152	USD	(1,500,000.00)	(1,500,000.00)	5-Dec-17	5-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373174	USD	(2,810,000.00)	(2,810,000.00)	5-Dec-17	5-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373219	USD	(60,649,000.00)	(60,649,000.00)	5-Dec-17	5-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010373278	USD	(50,000,000.00)	(50,000,000.00)	5-Dec-17	5-Dec-17	24-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010373199	USD	(100,000,000.00)	(100,000,000.00)	5-Dec-17	6-Dec-17	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373274	USD	(25,000,000.00)	(25,000,000.00)	5-Dec-17	6-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010373289	USD	(150,000,000.00)	(150,000,000.00)	6-Dec-17	6-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373300	USD	(9,533,000.00)	(9,533,000.00)	6-Dec-17	6-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010373368	USD	(10,000,000.00)	(10,000,000.00)	7-Dec-17	7-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010373370	USD	(150,000,000.00)	(150,000,000.00)	7-Dec-17	7-Dec-17	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010373372	USD	(30,000,000.00)	(30,000,000.00)	7-Dec-17	7-Dec-17	10-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010373406	USD	(5,000,000.00)	(5,000,000.00)	7-Dec-17	7-Dec-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373292	USD	(50,000,000.00)	(50,000,000.00)	6-Dec-17	8-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373367	USD	(35,000,000.00)	(35,000,000.00)	7-Dec-17	8-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010373526	USD	(35,000,000.00)	(35,000,000.00)	8-Dec-17	8-Dec-17	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010373536	USD	(47,737,000.00)	(47,737,000.00)	8-Dec-17	8-Dec-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010373538	USD	(25,398,000.00)	(25,398,000.00)	8-Dec-17	8-Dec-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373545	USD	(9,500,000.00)	(9,500,000.00)	8-Dec-17	8-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373546	USD	(2,530,000.00)	(2,530,000.00)	8-Dec-17	8-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010373571	USD	(50,000,000.00)	(50,000,000.00)	8-Dec-17	8-Dec-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373706	USD	(11,100,000.00)	(11,100,000.00)	11-Dec-17	11-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373707	USD	(20,000,000.00)	(20,000,000.00)	11-Dec-17	11-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373708	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010373709	USD	(200,000,000.00)	(200,000,000.00)	11-Dec-17	11-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373710	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373711	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373714	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373715	USD	(7,040,000.00)	(7,040,000.00)	11-Dec-17	11-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010373729	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-17	11-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373791	USD	(2,890,000.00)	(2,890,000.00)	12-Dec-17	12-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010373793	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-17	12-Dec-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010373794	USD	(490,000,000.00)	(490,000,000.00)	12-Dec-17	12-Dec-17	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010373827	USD	(4,000,000.00)	(4,000,000.00)	12-Dec-17	12-Dec-17	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010373795	USD	(510,000,000.00)	(510,000,000.00)	12-Dec-17	13-Dec-17	15-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373874	USD	(200,000,000.00)	(200,000,000.00)	13-Dec-17	13-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373875	USD	(4,550,000.00)	(4,550,000.00)	13-Dec-17	13-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20MAR18	0010373927	USD	(679,000,000.00)	(679,000,000.00)	13-Dec-17	13-Dec-17	20-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20MAR18	0010373928	USD	(10,000,000.00)	(10,000,000.00)	13-Dec-17	13-Dec-17	20-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373939	USD	(15,000,000.00)	(15,000,000.00)	13-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373956	USD	(25,000,000.00)	(25,000,000.00)	14-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010373967	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-17	14-Dec-17	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373968	USD	(19,500,000.00)	(19,500,000.00)	14-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373987	USD	(1,030,000.00)	(1,030,000.00)	14-Dec-17	14-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374045	USD	(100,000,000.00)	(100,000,000.00)	15-Dec-17	15-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374046	USD	(40,000,000.00)	(40,000,000.00)	15-Dec-17	15-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010374056	USD	(100,000,000.00)	(100,000,000.00)	15-Dec-17	15-Dec-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374070	USD	(1,270,000.00)	(1,270,000.00)	15-Dec-17	15-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010374071	USD	(100,137,000.00)	(100,137,000.00)	15-Dec-17	18-Dec-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374170	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-17	18-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010374174	USD	(25,000,000.00)	(25,000,000.00)	18-Dec-17	18-Dec-17	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010374178	USD	(50,000,000.00)	(50,000,000.00)	18-Dec-17	18-Dec-17	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010374180	USD	(2,000,000.00)	(2,000,000.00)	18-Dec-17	18-Dec-17	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010374184	USD	(1,000,000.00)	(1,000,000.00)	18-Dec-17	18-Dec-17	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374172	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-17	19-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374202	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-17	19-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374217	USD	(3,600,000.00)	(3,600,000.00)	19-Dec-17	19-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374218	USD	(1,000,000.00)	(1,000,000.00)	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374224	USD	(25,000,000.00)	(25,000,000.00)	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374225	USD	(26,500,000.00)	(26,500,000.00)	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374231	USD	(14,600,000.00)	(14,600,000.00)	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010374260	USD	(200,000,000.00)	(200,000,000.00)	19-Dec-17	19-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374283	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-17	20-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010374284	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-17	20-Dec-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS13FEB18	0010374285	USD	(50,000,000.00)	(50,000,000.00)	20-Dec-17	20-Dec-17	13-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374286	USD	(50,000,000.00)	(50,000,000.00)	20-Dec-17	20-Dec-17	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374292	USD	(130,000,000.00)	(130,000,000.00)	20-Dec-17	20-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374293	USD	(1,800,000.00)	(1,800,000.00)	20-Dec-17	20-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010374287	USD	(4,000,000.00)	(4,000,000.00)	20-Dec-17	21-Dec-17	12-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374297	USD	(11,000,000.00)	(11,000,000.00)	20-Dec-17	21-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010374299	USD	(20,000,000.00)	(20,000,000.00)	20-Dec-17	21-Dec-17	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374304	USD	(131,576,000.00)	(131,576,000.00)	21-Dec-17	21-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010374305	USD	(45,000,000.00)	(45,000,000.00)	21-Dec-17	21-Dec-17	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010374306	USD	(45,000,000.00)	(45,000,000.00)	21-Dec-17	21-Dec-17	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010374313	USD	(100,000,000.00)	(100,000,000.00)	21-Dec-17	21-Dec-17	10-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010374309	USD	(7,672,000.00)	(7,672,000.00)	21-Dec-17	22-Dec-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374315	USD	(1,000,000.00)	(1,000,000.00)	21-Dec-17	22-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374318	USD	(500,000,000.00)	(500,000,000.00)	21-Dec-17	22-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374321	USD	(1,050,000.00)	(1,050,000.00)	22-Dec-17	22-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26JAN18	0010374322	USD	(350,000.00)	(350,000.00)	22-Dec-17	22-Dec-17	26-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374323	USD	(50,000,000.00)	(50,000,000.00)	22-Dec-17	22-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374324	USD	(50,000,000.00)	(50,000,000.00)	22-Dec-17	22-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374326	USD	(300,000,000.00)	(300,000,000.00)	22-Dec-17	26-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374332	USD	(38,000,000.00)	(38,000,000.00)	27-Dec-17	27-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374336	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374337	USD	(6,000,000.00)	(6,000,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374339	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010374343	USD	(50,000,000.00)	(50,000,000.00)	27-Dec-17	27-Dec-17	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374344	USD	(35,000,000.00)	(35,000,000.00)	27-Dec-17	27-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374345	USD	(4,500,000.00)	(4,500,000.00)	27-Dec-17	27-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374347	USD	(200,000,000.00)	(200,000,000.00)	27-Dec-17	27-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374350	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010374351	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374353	USD	(100,000,000.00)	(100,000,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374354	USD	(60,000,000.00)	(60,000,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374361	USD	(36,600,000.00)	(36,600,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374362	USD	(150,000,000.00)	(150,000,000.00)	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374363	USD	(5,000,000.00)	(5,000,000.00)	27-Dec-17	27-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374386	USD	(5,400,000.00)	(5,400,000.00)	27-Dec-17	28-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374388	USD	(25,000,000.00)	(25,000,000.00)	27-Dec-17	28-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010374389	USD	(50,000,000.00)	(50,000,000.00)	27-Dec-17	28-Dec-17	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374404	USD	(1,900,000.00)	(1,900,000.00)	28-Dec-17	28-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374407	USD	(100,000,000.00)	(100,000,000.00)	28-Dec-17	28-Dec-17	3-Jan-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374408	USD	(300,000,000.00)	(300,000,000.00)	28-Dec-17	28-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374417	USD	(1,000,000.00)	(1,000,000.00)	28-Dec-17	28-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374419	USD	(50,000,000.00)	(50,000,000.00)	28-Dec-17	28-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010374420	USD	(11,031,000.00)	(11,031,000.00)	28-Dec-17	28-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374338	USD	(12,000,000.00)	(12,000,000.00)	27-Dec-17	29-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374423	USD	(20,000,000.00)	(20,000,000.00)	28-Dec-17	29-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374678	USD	(128,000,000.00)	(128,000,000.00)	3-Jan-18	3-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010374679	USD	(10,000,000.00)	(10,000,000.00)	3-Jan-18	3-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010374685	USD	(2,000,000.00)	(2,000,000.00)	3-Jan-18	4-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010374745	USD	(1,124,000.00)	(1,124,000.00)	4-Jan-18	4-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010374746	USD	(50,000,000.00)	(50,000,000.00)	4-Jan-18	4-Jan-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374747	USD	(20,000,000.00)	(20,000,000.00)	4-Jan-18	4-Jan-18	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010374748	USD	(30,000,000.00)	(30,000,000.00)	4-Jan-18	4-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS11JAN18	0010374750	USD	(100,000,000.00)	(100,000,000.00)	4-Jan-18	4-Jan-18	11-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374769	USD	(17,000,000.00)	(17,000,000.00)	4-Jan-18	4-Jan-18	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374808	USD	(1,271,000.00)	(1,271,000.00)	5-Jan-18	5-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010374815	USD	(130,000,000.00)	(130,000,000.00)	5-Jan-18	5-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010374833	USD	(1,500,000.00)	(1,500,000.00)	5-Jan-18	5-Jan-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374906	USD	(25,000,000.00)	(25,000,000.00)	8-Jan-18	8-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374909	USD	(1,566,000.00)	(1,566,000.00)	8-Jan-18	8-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010374910	USD	(32,000,000.00)	(32,000,000.00)	8-Jan-18	8-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374913	USD	(300,000,000.00)	(300,000,000.00)	8-Jan-18	8-Jan-18	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010374916	USD	(55,000,000.00)	(55,000,000.00)	8-Jan-18	8-Jan-18	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374932	USD	(200,000,000.00)	(200,000,000.00)	8-Jan-18	9-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375186	USD	(2,562,000.00)	(2,562,000.00)	9-Jan-18	9-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010375187	USD	(3,000,000.00)	(3,000,000.00)	9-Jan-18	9-Jan-18	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010375192	USD	(130,000,000.00)	(130,000,000.00)	9-Jan-18	9-Jan-18	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375211	USD	(10,000,000.00)	(10,000,000.00)	9-Jan-18	9-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010375216	USD	(100,000,000.00)	(100,000,000.00)	9-Jan-18	9-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375245	USD	(1,236,000.00)	(1,236,000.00)	10-Jan-18	10-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375246	USD	(5,000,000.00)	(5,000,000.00)	10-Jan-18	10-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010375248	USD	(10,000,000.00)	(10,000,000.00)	10-Jan-18	10-Jan-18	14-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010375249	USD	(100,000,000.00)	(100,000,000.00)	10-Jan-18	10-Jan-18	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010375250	USD	(100,000,000.00)	(100,000,000.00)	10-Jan-18	10-Jan-18	16-Jan-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010375286	USD	(1,000,000.00)	(1,000,000.00)	10-Jan-18	10-Jan-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375287	USD	(5,000,000.00)	(5,000,000.00)	10-Jan-18	10-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375351	USD	(1,336,000.00)	(1,336,000.00)	11-Jan-18	11-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010375372	USD	(100,000,000.00)	(100,000,000.00)	11-Jan-18	11-Jan-18	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010375379	USD	(2,339,000.00)	(2,339,000.00)	11-Jan-18	11-Jan-18	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010375380	USD	(100,000,000.00)	(100,000,000.00)	11-Jan-18	11-Jan-18	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375381	USD	(20,000,000.00)	(20,000,000.00)	11-Jan-18	11-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375487	USD	(1,000,000.00)	(1,000,000.00)	12-Jan-18	12-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375488	USD	(20,000,000.00)	(20,000,000.00)	12-Jan-18	12-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375526	USD	(300,000,000.00)	(300,000,000.00)	16-Jan-18	16-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS27FEB18	0010375530	USD	(50,000,000.00)	(50,000,000.00)	16-Jan-18	16-Jan-18	27-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375532	USD	(20,000,000.00)	(20,000,000.00)	16-Jan-18	16-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010375533	USD	(50,000,000.00)	(50,000,000.00)	16-Jan-18	16-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375534	USD	(2,600,000.00)	(2,600,000.00)	16-Jan-18	16-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010375511	USD	(500,000.00)	(500,000.00)	16-Jan-18	17-Jan-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010375586	USD	(100,000,000.00)	(100,000,000.00)	17-Jan-18	17-Jan-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375624	USD	(3,500,000.00)	(3,500,000.00)	17-Jan-18	17-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010375693	USD	(100,000,000.00)	(100,000,000.00)	17-Jan-18	18-Jan-18	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010375830	USD	(150,000,000.00)	(150,000,000.00)	18-Jan-18	18-Jan-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375831	USD	(61,000,000.00)	(61,000,000.00)	18-Jan-18	18-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375832	USD	(100,000,000.00)	(100,000,000.00)	18-Jan-18	18-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010375868	USD	(20,000,000.00)	(20,000,000.00)	19-Jan-18	19-Jan-18	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010375883	USD	(5,000,000.00)	(5,000,000.00)	19-Jan-18	19-Jan-18	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375902	USD	(250,000,000.00)	(250,000,000.00)	22-Jan-18	22-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375903	USD	(200,000,000.00)	(200,000,000.00)	22-Jan-18	22-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010375905	USD	(1,000,000.00)	(1,000,000.00)	22-Jan-18	22-Jan-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375909	USD	(26,500,000.00)	(26,500,000.00)	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010375910	USD	(142,940,000.00)	(142,940,000.00)	22-Jan-18	22-Jan-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375911	USD	(34,600,000.00)	(34,600,000.00)	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010375912	USD	(25,000,000.00)	(25,000,000.00)	22-Jan-18	22-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010375913	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-18	22-Jan-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010375917	USD	(20,000,000.00)	(20,000,000.00)	22-Jan-18	22-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010375918	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-18	22-Jan-18	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010375922	USD	(150,000,000.00)	(150,000,000.00)	22-Jan-18	22-Jan-18	6-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010375927	USD	(3,000,000.00)	(3,000,000.00)	22-Jan-18	22-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010375920	USD	(10,000,000.00)	(10,000,000.00)	22-Jan-18	23-Jan-18	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010375923	USD	(10,000,000.00)	(10,000,000.00)	22-Jan-18	23-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010375963	USD	(1,751,000.00)	(1,751,000.00)	23-Jan-18	23-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010375994	USD	(40,000,000.00)	(40,000,000.00)	23-Jan-18	23-Jan-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010376001	USD	(20,000,000.00)	(20,000,000.00)	23-Jan-18	23-Jan-18	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010375998	USD	(6,000,000.00)	(6,000,000.00)	23-Jan-18	24-Jan-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376167	USD	(15,000,000.00)	(15,000,000.00)	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376168	USD	(35,000,000.00)	(35,000,000.00)	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376169	USD	(8,249,000.00)	(8,249,000.00)	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376170	USD	(25,000,000.00)	(25,000,000.00)	24-Jan-18	24-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010376171	USD	(5,000,000.00)	(5,000,000.00)	24-Jan-18	24-Jan-18	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376177	USD	(20,000,000.00)	(20,000,000.00)	24-Jan-18	24-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376216	USD	(188,000,000.00)	(188,000,000.00)	25-Jan-18	25-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010376219	USD	(5,000,000.00)	(5,000,000.00)	25-Jan-18	25-Jan-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376220	USD	(4,743,000.00)	(4,743,000.00)	25-Jan-18	25-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010376221	USD	(150,000,000.00)	(150,000,000.00)	25-Jan-18	25-Jan-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376272	USD	(100,000,000.00)	(100,000,000.00)	26-Jan-18	26-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376295	USD	(100,000,000.00)	(100,000,000.00)	26-Jan-18	26-Jan-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376322	USD	(15,000,000.00)	(15,000,000.00)	26-Jan-18	26-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010376366	USD	(90,000,000.00)	(90,000,000.00)	29-Jan-18	29-Jan-18	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376367	USD	(50,000,000.00)	(50,000,000.00)	29-Jan-18	29-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376369	USD	(49,000,000.00)	(49,000,000.00)	29-Jan-18	29-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010376355	USD	(6,000,000.00)	(6,000,000.00)	29-Jan-18	30-Jan-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010376434	USD	(2,440,000.00)	(2,440,000.00)	30-Jan-18	30-Jan-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376438	USD	(50,000,000.00)	(50,000,000.00)	30-Jan-18	30-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376439	USD	(3,544,000.00)	(3,544,000.00)	30-Jan-18	30-Jan-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010376440	USD	(6,000,000.00)	(6,000,000.00)	30-Jan-18	30-Jan-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010376441	USD	(621,239,000.00)	(621,239,000.00)	30-Jan-18	30-Jan-18	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010376442	USD	(115,000,000.00)	(115,000,000.00)	30-Jan-18	30-Jan-18	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376443	USD	(100,000,000.00)	(100,000,000.00)	30-Jan-18	30-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376444	USD	(10,871,000.00)	(10,871,000.00)	30-Jan-18	30-Jan-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010376571	USD	(5,000,000.00)	(5,000,000.00)	31-Jan-18	31-Jan-18	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22MAR18	0010376572	USD	(5,000,000.00)	(5,000,000.00)	31-Jan-18	31-Jan-18	22-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010376615	USD	(5,000,000.00)	(5,000,000.00)	31-Jan-18	31-Jan-18	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376616	USD	(27,163,000.00)	(27,163,000.00)	31-Jan-18	31-Jan-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010376659	USD	(30,000,000.00)	(30,000,000.00)	31-Jan-18	1-Feb-18	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376660	USD	(25,000,000.00)	(25,000,000.00)	31-Jan-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010376945	USD	(5,034,000.00)	(5,034,000.00)	1-Feb-18	1-Feb-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010376946	USD	(14,400,000.00)	(14,400,000.00)	1-Feb-18	1-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010376968	USD	(20,000,000.00)	(20,000,000.00)	1-Feb-18	1-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376969	USD	(91,400,000.00)	(91,400,000.00)	1-Feb-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376970	USD	(69,000,000.00)	(69,000,000.00)	1-Feb-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010376971	USD	(10,000,000.00)	(10,000,000.00)	1-Feb-18	1-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010376974	USD	(10,000,000.00)	(10,000,000.00)	1-Feb-18	1-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010377015	USD	(10,008,000.00)	(10,008,000.00)	2-Feb-18	2-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS13FEB18	0010377016	USD	(20,000,000.00)	(20,000,000.00)	2-Feb-18	2-Feb-18	13-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377017	USD	(50,000,000.00)	(50,000,000.00)	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010377018	USD	(2,498,000.00)	(2,498,000.00)	2-Feb-18	2-Feb-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010377019	USD	(50,000,000.00)	(50,000,000.00)	2-Feb-18	2-Feb-18	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377021	USD	(200,000,000.00)	(200,000,000.00)	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS6FEB18	0010377022	USD	(31,285,000.00)	(31,285,000.00)	2-Feb-18	2-Feb-18	6-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010377049	USD	(422,000,000.00)	(422,000,000.00)	5-Feb-18	5-Feb-18	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377051	USD	(1,140,000.00)	(1,140,000.00)	5-Feb-18	5-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010377059	USD	(100,000,000.00)	(100,000,000.00)	5-Feb-18	5-Feb-18	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010377060	USD	(21,802,000.00)	(21,802,000.00)	5-Feb-18	5-Feb-18	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377063	USD	(50,000,000.00)	(50,000,000.00)	5-Feb-18	5-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377149	USD	(3,360,000.00)	(3,360,000.00)	6-Feb-18	6-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010377150	USD	(6,300,000.00)	(6,300,000.00)	6-Feb-18	6-Feb-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377165	USD	(8,000,000.00)	(8,000,000.00)	6-Feb-18	6-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377166	USD	(39,000,000.00)	(39,000,000.00)	6-Feb-18	6-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS9FEB18	0010377417	USD	(75,000,000.00)	(75,000,000.00)	7-Feb-18	7-Feb-18	9-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377452	USD	(19,000,000.00)	(19,000,000.00)	7-Feb-18	7-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010377453	USD	(20,000,000.00)	(20,000,000.00)	7-Feb-18	8-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377518	USD	(25,000,000.00)	(25,000,000.00)	7-Feb-18	8-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23FEB18	0010377519	USD	(25,000,000.00)	(25,000,000.00)	7-Feb-18	8-Feb-18	23-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010377563	USD	(10,000,000.00)	(10,000,000.00)	8-Feb-18	8-Feb-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377573	USD	(25,000,000.00)	(25,000,000.00)	8-Feb-18	8-Feb-18	20-Feb-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9FEB18	0010377576	USD	(403,377,000.00)	(403,377,000.00)	8-Feb-18	8-Feb-18	9-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22MAR18	0010377604	USD	(21,100,000.00)	(21,100,000.00)	8-Feb-18	8-Feb-18	22-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010377605	USD	(15,000,000.00)	(15,000,000.00)	8-Feb-18	8-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS21MAR18	0010377699	USD	(500,000,000.00)	(500,000,000.00)	8-Feb-18	9-Feb-18	21-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010377772	USD	(250,000,000.00)	(250,000,000.00)	8-Feb-18	9-Feb-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010377773	USD	(250,000,000.00)	(250,000,000.00)	8-Feb-18	9-Feb-18	8-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377818	USD	(25,000,000.00)	(25,000,000.00)	9-Feb-18	9-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377974	USD	(4,000,000.00)	(4,000,000.00)	13-Feb-18	13-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010377978	USD	(100,000,000.00)	(100,000,000.00)	13-Feb-18	13-Feb-18	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS26MAR18	0010378063	USD	(300,000,000.00)	(300,000,000.00)	13-Feb-18	14-Feb-18	26-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010378101	USD	(300,000,000.00)	(300,000,000.00)	14-Feb-18	14-Feb-18	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010378103	USD	(25,000,000.00)	(25,000,000.00)	14-Feb-18	14-Feb-18	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS27MAR18	0010378102	USD	(300,000,000.00)	(300,000,000.00)	14-Feb-18	15-Feb-18	27-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS28MAR18	0010378105	USD	(500,000,000.00)	(500,000,000.00)	14-Feb-18	15-Feb-18	28-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010378106	USD	(500,000,000.00)	(500,000,000.00)	14-Feb-18	15-Feb-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010378162	USD	(71,000,000.00)	(71,000,000.00)	14-Feb-18	15-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010378288	USD	(30,000,000.00)	(30,000,000.00)	15-Feb-18	15-Feb-18	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010378854	USD	(20,000,000.00)	(20,000,000.00)	27-Feb-18	27-Feb-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAR18	0010378855	USD	(20,000,000.00)	(20,000,000.00)	27-Feb-18	27-Feb-18	9-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010378859	USD	(193,000,000.00)	(193,000,000.00)	27-Feb-18	27-Feb-18	2-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS7MAR18	0010378878	USD	(5,000,000.00)	(5,000,000.00)	27-Feb-18	27-Feb-18	7-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010378914	USD	(10,000,000.00)	(10,000,000.00)	28-Feb-18	28-Feb-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378916	USD	(300,000,000.00)	(300,000,000.00)	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378932	USD	(38,260,000.00)	(38,260,000.00)	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378937	USD	(5,503,000.00)	(5,503,000.00)	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010378972	USD	(10,000,000.00)	(10,000,000.00)	28-Feb-18	28-Feb-18	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379255	USD	(80,000,000.00)	(80,000,000.00)	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379268	USD	(82,000,000.00)	(82,000,000.00)	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010379269	USD	(41,000,000.00)	(41,000,000.00)	1-Mar-18	1-Mar-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010379271	USD	(111,000,000.00)	(111,000,000.00)	1-Mar-18	1-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS6MAR18	0010379272	USD	(100,000,000.00)	(100,000,000.00)	1-Mar-18	1-Mar-18	6-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010379289	USD	(70,000,000.00)	(70,000,000.00)	1-Mar-18	1-Mar-18	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010379290	USD	(10,000,000.00)	(10,000,000.00)	1-Mar-18	1-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010379276	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-18	2-Mar-18	15-Mar-18

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2018 through March 31 2018

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010379347	USD	(45,000,000.00)	(45,000,000.00)	5-Mar-18	5-Mar-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS13MAR18	0010379475	USD	(100,000,000.00)	(100,000,000.00)	7-Mar-18	7-Mar-18	13-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010379740	USD	(50,000,000.00)	(50,000,000.00)	8-Mar-18	8-Mar-18	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010379558	USD	(50,000,000.00)	(50,000,000.00)	8-Mar-18	9-Mar-18	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS28MAR18	0010379926	USD	(10,000,000.00)	(10,000,000.00)	9-Mar-18	9-Mar-18	28-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010379930	USD	(110,000,000.00)	(110,000,000.00)	9-Mar-18	9-Mar-18	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010380032	USD	(200,000,000.00)	(200,000,000.00)	12-Mar-18	12-Mar-18	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010380202	USD	(5,000,000.00)	(5,000,000.00)	13-Mar-18	13-Mar-18	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010380670	USD	(5,000,000.00)	(5,000,000.00)	16-Mar-18	16-Mar-18	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS26MAR18	0010380934	USD	(300,000,000.00)	(300,000,000.00)	23-Mar-18	23-Mar-18	26-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS27MAR18	0010381020	USD	(300,000,000.00)	(300,000,000.00)	26-Mar-18	26-Mar-18	27-Mar-18

Sub-total Maturing Borrowings			(25,661,706,000.00)	(25,661,706,000.00)

Total Maturing Borrowings				(25,661,706,000.00)